As filed with the Securities and Exchange Commission on April 13, 2018
Registration No. 333-223903
 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

VALERITAS HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	3841	46-5648907
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
750 Route 202 South, Suite 600
Bridgewater, NJ 08807
(908) 927-9920
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

John E. Timberlake
Chief Executive Officer
Valeritas Holdings, Inc.
750 Route 202 South, Suite 600
Bridgewater, NJ 08807
(908) 927-9920
(Name, address, including zip code and telephone number, including area code, of agent for service)
Copy to:

Emilio Ragosa Steven M. Cohen Morgan, Lewis & Bockius LLP 502 Carnegie Center Princeton, New Jersey 08540 (609) 919-6600	Robert F. Charron, Esq. Joseph A. Smith, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 (212) 370-1300
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.001 per share	23,023,000	$2,866.36

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes shares of common stock subject to the underwriters’ option to purchase additional shares of common stock.

(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price. $2,897.86 has been previously paid by the Registrant.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)	Dated April 13, 2018
11,000,000 Shares

Valeritas Holdings, Inc.
Common Stock
We are offering 11,000,000 shares of our common stock.
Our common stock is currently listed on the Nasdaq Capital Market under the symbol “VLRX.” The last reported sale price of our common stock on the Nasdaq Capital Market on April 12, 2018, was $1.82 per share. Based on an assumed public offering price of $1.82 per share, the last reported sale price of our common stock on April 12, 2018 we would expect to offer shares of common stock resulting in approximately $20,020,000 of gross proceeds.
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and other filings with the Securities and Exchange Commission.
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
(1) We have also agreed to reimburse the representative of the underwriters for certain expenses. See “Underwriting”

We have granted the underwriters an option to purchase up to an additional 1.7 million shares of our common stock.
The underwriters expect to deliver the shares on or about                     , 2018.

Oppenheimer & Co.	National Securities Corporation

Prospectus dated                     , 2018

TABLE OF CONTENTS

PROSPECTUS SUMMARY...........................................................................................................................................................	1
RISK FACTORS.............................................................................................................................................................................	9
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS........................................................................	13
USE OF PROCEEDS......................................................................................................................................................................	14
CAPITALIZATION........................................................................................................................................................................	15
DILUTION......................................................................................................................................................................................	17
MANAGEMENT............................................................................................................................................................................	19
EXECUTIVE AND DIRECTOR COMPENSATION....................................................................................................................	25
CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS...............................................................................	36
PRINCIPAL STOCKHOLDERS....................................................................................................................................................	39
DESCRIPTION OF CAPITAL STOCK.........................................................................................................................................	41
UNDERWRITING..........................................................................................................................................................................	44
LEGAL MATTERS.........................................................................................................................................................................	50
EXPERTS........................................................................................................................................................................................	50
WHERE YOU CAN FIND MORE INFORMATION....................................................................................................................	50
You should rely only on the information contained in this prospectus or contained in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information that is different from that contained in such prospectuses. We are offering to sell shares of our common stock, and seeking offers to buy shares of our common stock, only in jurisdictions where such offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.
Until and including                     , 2018 (25 days after the date of this prospectus), all dealers that buy, sell, or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.
For investors outside of the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.
Valeritas®, V-Go® and our logo are some of our trademarks used in this prospectus. This prospectus also includes trademarks, tradenames, and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus may appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

MARKET AND INDUSTRY DATA AND FORECASTS

Certain market and industry data and forecasts included in this prospectus were obtained or based upon independent market research, industry publications and surveys, governmental agencies and publicly available information. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying assumptions relied upon therein. Similarly, independent market research and industry forecasts, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. In addition, the forecasts and projections set forth herein are based upon management’s good faith judgment and our current business plan. Our business plan may change in the future, and therefore we cannot assure you that these forecasts and projections will not also change. Certain statements below, including with respect to our expected financial results for 2018 and the various trends that may impact those results, our expected operating and gross margins and operating expense goals for 2018, and our timeline to reach cash flow breakeven, are forward-looking statements that are subject to considerable risks and uncertainties. While we are not aware of any misstatements regarding the market or industry data presented herein, our estimates and our ability to achieve these results and goals involve risks and uncertainties, are subject to change, and are highly dependent on a number of variables, including our financial performance in 2018, our ability to raise capital, manage our expenses and reduce our use of cash and the continued adoption of our products and products in development. See sections of this prospectus entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information.”

PROSPECTUS SUMMARY
This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our securities and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially the section entitled “Risk Factors” and our consolidated financial statements and related notes, before deciding to buy our securities. Unless otherwise stated, all references to “us,” “our,” “we,” “Valeritas,” the “Company” and similar designations refer to Valeritas Holdings, Inc. and its subsidiary Valeritas, Inc.
Company Overview
We are a commercial-stage medical technology company focused on improving health and simplifying life for people with diabetes by developing and commercializing innovative technologies. Valeritas’ flagship product, V-Go® Wearable Insulin Delivery device, is a simple, affordable, all-in-one basal-bolus insulin delivery option for patients with type 2 diabetes that is worn like a patch and can eliminate the need for taking multiple daily shots. V-Go administers a continuous preset basal rate of insulin over 24 hours and it provides discreet on-demand bolus dosing at mealtimes. It is the only basal-bolus insulin delivery device on the market today specifically designed keeping in mind the needs of type 2 diabetes patients.
V-Go enables patients to closely mimic the body’s normal physiologic pattern of insulin delivery throughout the day and to manage their diabetes with insulin without the need to plan a daily routine around multiple daily injections.
We currently focus on the treatment of patients with type 2 diabetes-a pervasive and costly disease that, according to the 2017 National Diabetes Statistics Report released by the U.S. Centers for Disease Control and Prevention, or CDC, currently affects 90% to 95% of the approximately 23 million U.S. adults diagnosed with diabetes. The CDC estimates that the combined direct medical and drug costs and indirect lost productivity costs of diabetes in the United States in 2012 were approximately $245 billion annually. We believe the majority of the 12.6 million U.S. adults treating their type 2 diabetes with more than one daily oral anti-diabetic drug, or OAD, or an injectable diabetes medicine can benefit from the innovative approach of V-Go to manage type 2 diabetes.
Our primary market consists of approximately 5.6 million of these patients who currently take insulin, of which up to 4.5 million may not be achieving their target blood glucose goal. This patient population represents a $16.5 billion annual U.S. market when applying the annual wholesale acquisition cost, or WAC, of V-Go to the 4.5 million patients not achieving glycemic control. WAC is the gross price paid by wholesalers and does not take into account fees, discounts, and rebates from us.
Insulin therapies using syringes, pens and programmable insulin pumps are often burdensome to a type 2 diabetes patient’s daily routine, which can lead to poor adherence to prescribed insulin regimens and, as a result, ineffective diabetes management. We developed V-Go utilizing our core technology, the h-Patch platform, as a patient-focused solution to address the challenges of traditional insulin therapies. Our h-Patch platform facilitates the simple and effective subcutaneous delivery of injectable medicines to patients across a broad range of therapeutic areas. V-Go enables patients to closely mimic the body’s normal physiologic pattern of insulin delivery by releasing a single type of insulin at a continuous preset background, or basal, rate over a 24-hour period and on demand around mealtime, or bolus dosing. We believe V-Go is an attractive management tool for patients with type 2 diabetes requiring insulin because it only requires a single fill of insulin prior to use and provides comprehensive basal-bolus therapy without the burden and inconvenience associated with multiple daily injections. V-Go is available in three different dosages depending on the patient’s needs and is generally cost competitive for both patients and third-party payors when compared to insulin pens or programmable insulin pumps.
V-Go was one of the first insulin delivery devices cleared by the U.S. Food and Drug Administration, or FDA, under its Infusion Pump Improvement Initiative, which established additional device manufacturing requirements designed to foster the development of safer, more effective infusion pumps, and is the only FDA-cleared mechanical basal-bolus insulin delivery device on the market in the United States. All other FDA-cleared basal-bolus insulin delivery products currently available in the United States are electronic and are classified as Durable Medical Equipment and, although cleared for both type 1 and type 2 diabetes, were designed primarily for patients with type 1 diabetes. As V-Go is a mechanical device, it does not include any electronics, batteries or audible alarms and does not require any recharging or programming, which allows for simple and discreet use. Unlike electronic insulin delivery devices, V-Go is not classified as durable medical equipment by the Centers for Medicare and Medicaid Services, or CMS, allowing for potential Medicare reimbursement under Medicare Part D. The Medicare Part D outpatient drug benefit defines V-Go and certain other supplies used for injecting insulin as “drugs,” which allows V-Go to be available for coverage by Part D Plans under Medicare Part D. In addition to Medicare, a majority of commercially insured patients are currently covered for V-Go under their insurance plans.
We commenced commercial sales of V-Go in the United States during 2012. During the first half of 2012, we initiated an Early Access Program to provide a limited number of physicians with free V-Go products for patients and began shipments to major wholesalers in anticipation of commercial launch. In the second half of 2012, we began hiring sales representatives in selected U.S. markets. In February 2016, we underwent a reduction-in-force of our sales representatives to focus our resources on prioritized higher-volume territories. At the end of 2017 and 2016, our field-based sales team consisted of 50 and 37 sales representatives, respectively and covered 50 and 37 territories, respectively, primarily within the East, South, Midwest and Southwest regions of the United States. We currently have 49 sales representatives.
When we refer to our financial results in this prospectus for periods prior to the 2016 Merger discussed below, we are referring to the financial results of Valeritas, Inc., the accounting acquirer in the 2016 Merger. Our net loss was $49.3 million and $46.4 million for the years ended December 31, 2017 and 2016, respectively. Our accumulated deficit as of December 31, 2017 and 2016 was $473.9 million and $424.2 million, respectively. Based on prescription data, we estimate that there were approximately 88,000 and 90,000 prescriptions reported for V-Go filled during both the years ended December 31, 2017 and 2016. Refill prescriptions account for slightly more than two-thirds of our total prescriptions, and generally move in parallel with our patient retention rates, so can be used as a proxy to determine patient retention. We estimate that as of December 31, 2017, V-Go had been used for over 14 million cumulative patient days with over 14 million V-Go’s dispensed to patients.
Recent Developments
On April 9, 2018, we announced that our estimated revenue will be approximately $6.0 million for the first quarter of 2018, gross margin will be approximately 47%, and our cash on hand was $14.5 million. These numbers have not been audited and are subject to change as we finalize our financial statements for the first quarter of 2018.

Based on our current plan, we believe we can achieve operating cash flow breakeven, excluding the payment of secured debt with senior debt maturing in 2022, with $50 million to $60 million of additional capital (assuming we raise at least $20 million in gross proceeds in this offering). We anticipate we will achieve 70% gross margins at operating cash flow breakeven, which we expect to achieve during 2022, and we believe we have a path to potentially reach 80% gross margin with additional sales volume.
Risk Factors
Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary, as well as the risks discussed in the section entitled “Risk Factors” in our most recent Annual Report on Form 10-K. These risks include, but are not limited to, the following:

•	we have incurred significant operating losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future;

•	we currently rely on sales of V-Go to generate all of our revenue;

•
our ability to maintain and grow our revenue depends both on retaining a high percentage of patients using V-Go and on preserving our relationships with a few significant wholesale customers that account for nearly all of our sales;

•	the failure of V-Go to achieve and maintain market acceptance could result in our achieving sales below our expectations and our inability to continue as a going concern;

•
the risk that interim results for our clinical trials or third party data used to support our research conclusions may deviate from final clinical trial data, which would negatively impact our business;

•	we operate in a very competitive industry and if we fail to compete successfully against our existing or potential competitors, our revenue and operating results may be negatively affected;

•	our inability to maintain or expand our sales and marketing infrastructure;

•
if important assumptions about the potential market for our products are inaccurate, or if we have failed to understand what people with type 2 diabetes are seeking in a treatment, we may not be able to increase our revenue or achieve profitability;

•	manufacturing risks, including risks related to manufacturing in Southern China, damage to facilities or equipment and failure to efficiently increase production to meet demand;

•
we depend on a limited number of third-party suppliers for some of the components of V-Go, and the loss of any of these suppliers, or their inability to provide us with an adequate supply of materials, could harm our business;

•	undetected errors or defects in V-Go or our future product candidates could harm our reputation, decrease market acceptance of our products or expose us to product liability claims;

•
if we are unable to secure sufficient patent protection for our proprietary rights in our products and processes, and to adequately maintain and protect our existing and new rights, competitors will be able to compete against us more effectively, and our business will suffer;

•	our failure to comply with the applicable governmental regulations to which our product and operations are subject could cause our business to suffer; and

•	our management will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Corporate Information
We were incorporated in the State of Delaware on May 3, 2016 in connection with the 2016 Merger discussed below. Valeritas, Inc., referred to as Valeritas, was incorporated in the State of Delaware on August 26, 2008. On May 3, 2016, our wholly owned subsidiary, Valeritas Acquisition Corp., a corporation formed in the State of Delaware on May 3, 2016, or Acquisition Sub, merged with and into Valeritas. Pursuant to this transaction, referred to as the 2016 Merger, Valeritas was the surviving corporation and became our wholly owned subsidiary. All of the outstanding stock of Valeritas was either cancelled or converted into shares of our common stock. Prior to the 2016 Merger, we were Cleaner Yoga Mat, Inc., a corporation formed in the State of Florida and we were previously engaged in the sale of sanitizing solutions for Yoga and Pilates studios as well as conventional gyms of all sizes.
In connection with the 2016 Merger and pursuant to the terms of a Split-Off Agreement and a General Release Agreement, we transferred our pre-2016 Merger assets and liabilities to our pre-2016 Merger majority stockholder, Leisa Swanson, in exchange for the surrender by her and cancellation of 5,060,750 shares of our common stock, referred to as the Split-Off.
As a result of the 2016 Merger and Split-Off, we discontinued our pre-2016 Merger business and acquired the business of Valeritas and going forward will continue the existing business operations of Valeritas as a publicly traded company. Following the 2016 Merger and Split-Off, the shareholders of Valeritas effectively control the combined companies, and, accordingly, Valeritas is deemed to be the accounting acquirer in the 2016 Merger.
In accordance with “reverse merger” or “reverse acquisition” accounting treatment, our historical financial statements as of period ends, and for periods ended, prior to the 2016 Merger have been replaced with the historical financial statements of Valeritas.

Our principal executive offices are located at 750 Route 202 South, Suite 600, Bridgewater, NJ 08807. Our telephone number is +1-908-927-9920. Our website address is www.valeritas.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus.
This prospectus contains summaries of the material terms of various agreements executed in connection with the transactions described herein. The summaries of these agreements are subject to, and are qualified in their entirety by, reference to these agreements, which are filed as exhibits hereto and incorporated herein by reference.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of relief from some of the reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•
presentation of only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	exemption from the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and

•	no requirements for non-binding advisory votes on executive compensation or golden parachute arrangements.
We may take advantage of these provisions for up to five years or such earlier time that we no longer qualify as an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. For example, we have taken advantage of the reduced reporting requirements with respect to disclosure regarding our executive compensation arrangements, have presented only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus. To the extent that we take advantage of these reduced burdens, the information that we provide stockholders may be different than you might obtain from other public companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Common stock offered by us	11,000,000 shares

Common stock to be outstanding immediately after this offering	18,007,782 shares

Option to purchase additional shares	We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,200,000 additional shares of common stock from us.

Use of proceeds
We estimate that the net proceeds to us from the sale of shares of common stock in this offering will be approximately $17.8 million, or approximately $ 20.8 million if the underwriters exercise their over-allotment option in full, in each case assuming a public offering price of $1.82 per share of common stock (the last reported sale price of our common stock on the Nasdaq Capital Market on April 12, 2018) and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We intend to use the net proceeds from this offering for working capital and general corporate purposes. See “Use of Proceeds.”

Currently trading on the Nasdaq Capital Market	Our common stock is currently listed on the Nasdaq Capital Market under the symbol “VLRX.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
The number of shares of our common stock that will be outstanding immediately after this offering is based on 7,007,782 shares of common stock outstanding as of December 31, 2017. This calculation excludes:

•	1,661,750 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2017 with a weighted average exercise price of $11.96 per share;

•	30,000 shares of common stock issuable upon the vesting of restricted stock awards outstanding as of December 31, 2017;

•
10,390 shares of our common stock issuable upon the exercise of outstanding warrants as of December 31, 2017 with a weighted-average exercise price of $16.22 per share, with such exercise price being subject to reduction in connection with this offering, as discussed further under “Description of Capital Stock-Warrants;”;

•	406,599 shares of common stock available for future grants under our 2016 Incentive Compensation Plan as of December 31, 2017;

•	2,750,000 shares of common stock issuable upon conversion of our Series A Convertible Preferred Stock;

•	136,860 shares of common stock available for future grants under our Employee Stock Purchase Plan as of December 31, 2017; and

•	7,854 shares of treasury stock.
Unless otherwise indicated, all information in this prospectus reflects and assumes:

•	no exercise of the underwriters’ option to purchase additional shares;

•	no exercise of outstanding options or warrants after December 31, 2017; and

•	no conversion of outstanding convertible preferred stock.

Summary Consolidated Financial Data
The statement of operations data for the years ended December 31, 2017 and 2016 and the balance sheet data as of December 31, 2017 and 2016 are derived from our audited financial statements included elsewhere in this prospectus.
Our historical results are not necessarily indicative of the results to be expected in the future. You should read the selected financial data below in conjunction with the section of this report entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes incorporated by reference into this prospectus.

Statement of operations data;	Year Ended December 31,
(in thousands except for share and per share amounts)	2017	2016
Revenue, net	$20,245	$19,550
Cost of goods sold	12,080	12,606
Gross margin	8,165	6,944
Operating expense:
Research and development	7,126	4,842
Selling, general and administrative	42,596	33,481
Restructuring costs	—	2,394
Long-lived asset impairment costs	3,711	—
Total operating expense	53,433	40,717
Operating loss	(45,268)	(33,773)
Other income (expense), net:
Interest expense, net	(4,263)	(12,151)
Change in fair value of derivative liabilities	221	(549)
Other income	9	106
Total other income (expense), net	(4,033)	(12,594)
Net loss	$(49,301)	$(46,367)
Preferred Stock dividend	$(1,711)	$—
Net loss attributable to common stockholders	$(51,012)	$(46,367)
Net loss per share of common share outstanding - basic and diluted	$(8.94)	$(39.06)
Weighted average common shares outstanding - basic and diluted	5,708,577	1,187,104

Balance sheet data:	December 31,
(Dollars in thousands)	2017	2016	As adjusted(1)(2)
Cash and cash equivalents	$25,961	$9,866	$43,755
Total assets	$45,089	$34,516	$62,883
Total current liabilities	$13,080	$11,746	$13,080
Long-term debt, related parties	$36,009	$58,978	$36,009
Accumulated deficit	$(473,921)	$(424,239)	$(473,921)
Total stockholders’ deficit	$(4,058)	$(36,500)	$13,736

(1)
As adjusted amounts reflect the sale of 11,000,000 shares of common stock by us in this offering and our receipt of the net proceeds therefrom at an assumed public offering price of $1.82 per share, which is the last reported sale of our common stock on the Nasdaq Capital Market on April 12, 2018.

(2)
A $1.00 increase (decrease) in the assumed public offering price of $1.82 per share, which is the last reported sale of our common stock on the Nasdaq Capital Market on April 12, 2018, would increase (decrease) each of cash and cash equivalents, total assets, and total stockholders’ (deficit) equity on an as adjusted basis by $10.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a 1.0 million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) cash and cash equivalents, total assets, and total stockholders’ (deficit) equity by $1.7 million assuming the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS
An investment in our common stock involves significant risks. Before making an investment in our common stock, you should carefully read all of the information contained in this prospectus and in the documents incorporated by reference herein. For a discussion of risk factors that you should carefully consider before deciding to purchase any of our common stock, please review “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this prospectus and the additional risk factors below. In addition, please read “Special Note Regarding Forward-Looking Statements” in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus. Please note that additional risks not currently known to us or that we currently deem immaterial also may adversely affect our business, operations, results of operations, financial condition and prospects.
Risks Related to this Offering
If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.
The public offering price of our common stock is substantially higher than the as adjusted net tangible book value per share of our common stock as of December 31, 2017, after giving effect to this offering. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. Based upon an assumed public offering price of $1.82, the last reported sale of our common stock on the Nasdaq Capital Market on April 12, 2018, you will experience immediate dilution of $1.06 per share, representing the difference between our as adjusted net tangible book value per share, after giving effect to this offering and the assumed public offering price. See “Dilution.”
Our management will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds from this offering and our stockholders will not have the opportunity as part of their investment decisions to assess whether the net proceeds are being used appropriately. You may not agree with our decisions, and our use of the proceeds may not yield any return on your investment. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our failure to apply the net proceeds of this offering effectively could compromise our ability to pursue our growth strategy and we might not be able to yield a significant return, if any, in our investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.
Future sales of our common stock or securities convertible or exchangeable for our common stock may cause our stock price to decline.
If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up lapse, the price of our common stock could decline. The perception in the market that these sales may occur could also cause the price of our common stock to decline. Upon completion of this offering, based on the number of shares outstanding as of December 31, 2017, we will have 20,757,782 shares of common stock outstanding, assuming no exercise of outstanding options or warrants and treating our convertible preferred stock on an as-converted basis. Of these shares, approximately 1.8 million shares are, and the 11,000,000 shares sold in this offering will be, freely tradeable. An additional 7,997,905 million shares are subject to a contractual lock-up with the underwriters for this offering for periods of up to 90 days following this offering. These shares can be sold, subject to any applicable volume limitations under federal securities laws, after the earlier of the expiration of, or release from, the lock-up period.
The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.
The trading price of our common stock has been, and we expect it to continue to be, volatile. The stock market in general and the market for smaller medical device and pharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your shares of common stock at or above your purchase price in this offering. The market price for our common stock may be influenced by many factors, including:

•	the success of competitive products or technologies;

•	developments related to our existing or any future collaborations;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates;

•	the results of our efforts to discover, develop, acquire or in-license additional product candidates or products;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

If we are not able to comply with the applicable continued listing requirements or standards of the Nasdaq Capital Market, Nasdaq could delist our common stock.

Our common stock is currently listed on the Nasdaq Capital Market. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurances that we will be able to comply with the applicable listing standards.

On March 7, 2018, we received a written notification from the Listing Qualifications Department of the Nasdaq Stock Market, or Nasdaq, indicating that we were not in compliance with Nasdaq Listing Rule 5550(b)(1) for continued listing on the Nasdaq Capital Market because our stockholder’s equity, as reported in our Annual Report on Form 10-K for the year ended December 31, 2017, is below the required minimum of $2.5 million. The notification letter also indicated that, as of March 6, 2018, we do not meet the alternative compliance standards relating to the market value of listed securities of $35 million or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years.

In accordance with the Nasdaq Listing Rules, we have 45 calendar days, or until about April 19, 2018, to submit a plan to regain compliance. If our plan is accepted, Nasdaq may grant us an extension of up to 180 calendar days from the date of the notification letter to evidence compliance.

We intend to promptly evaluate various courses of action to regain compliance and to timely submit a plan to Nasdaq to regain compliance with the Nasdaq minimum stockholders' equity standard. However, there can be no assurance that our plan will be accepted or that if it is, we will be able to regain compliance. If our plan to regain compliance with the minimum stockholders' equity standard is not accepted or if it is accepted but we do not regain compliance by the end of the extension period granted by Nasdaq, or if we fail to satisfy another Nasdaq requirement for continued listing, Nasdaq staff could provide notice that our common stock will become subject to delisting. In such event, Nasdaq rules permit us to appeal the decision to reject our proposed compliance plan or any delisting determination to a Nasdaq Hearings Panel. Accordingly, there can be no guarantee that we will be able to maintain our Nasdaq listing. Furthermore, the proceeds we raise in this offering may not be sufficient to allow us to regain compliance with continued listing on Nasdaq.
Our principal stockholders own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.
Upon completion of this offering, assuming a public offering price of $1.82 per share, the last reported sales price of our common stock on the Nasdaq Capital Market on April 12, 2018, our 5% stockholders and their affiliates will beneficially own an aggregate of 7,685,968 shares, or 37.0% of our outstanding common stock, excluding any shares of common stock that may be purchased in this offering. As a result, these stockholders will have significant influence and may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. This concentration of ownership could delay or prevent any acquisition of our company on terms that other stockholders may desire, and may adversely affect the market price of our common stock.

Legislative or regulatory healthcare reforms may make it more difficult and costly for us to obtain reimbursement for our products or regulatory clearance or approval of our future products, and to produce, market and distribute those products after clearance or approval is obtained.
Recent political, economic and regulatory influences are subjecting the healthcare industry to fundamental changes. Both the federal and state governments in the United States and foreign governments continue to propose and pass new legislation and regulations designed to contain or reduce the cost of healthcare. Such legislation and regulations may result in decreased reimbursement for our product, which may further exacerbate industry-wide pressure to reduce the prices charged for our product. This could harm our ability to market our products and generate sales. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our current products and future products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our products. Delays in receipt of or failure to receive regulatory clearances or approvals for any future products would negatively impact our long-term business strategy.

In the U.S., there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that restrict or regulate post-approval activities, which may affect our ability to profitably sell V-Go or any other product candidates for which we obtain marketing approval. Such government-adopted reform measures may adversely impact the pricing of healthcare products and services in the United States or internationally and the amount of reimbursement available from third-party payors.

For example, in March 2010, the ACA was signed into law. While the goal of healthcare reform is to expand coverage to more individuals, it also involved increased government price controls, additional regulatory mandates and other measures designed to constrain medical costs. The ACA substantially changed the way healthcare is financed by both governmental and commercial insurers, encouraged improvements in the quality of healthcare items and services and significantly impacted the medical device industries. The ACA, among other things, established annual fees and taxes on manufacturers of certain branded prescription drugs and medical devices (discussed in more detail below), required manufacturers to participate in a discount program for certain outpatient drugs under Medicare Part D, and promoted programs that increase the federal government’s comparative effectiveness research.

In December 2017, President Trump signed into law the Tax Cuts and Jobs Act (Pub. Law 115-97), repealing certain aspects of the ACA. Further, on January 20, 2017, the President signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Congress also could consider subsequent legislation to repeal and replace elements of the ACA that currently remain in place.

In the future there may continue to be additional proposals relating to the reform of the U.S. healthcare system generally, or operation of the Medicare Part D program specifically. Certain of these proposals could limit the prices we are able to charge for our product, or the amount of reimbursement available for our product, and could limit the acceptance and availability of our product.
Our financial performance may be adversely affected by medical device tax provisions in the ACA.
Beginning in 2013 through the end of 2015, the ACA imposed, among other things, an annual excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the United States beginning in 2013. Congress first suspended this tax on December 18, 2015 for two years, for sales of devices during the period January 1, 2016 through December 31, 2017. Congress again suspended this tax in January 2018, for sales of devices during the period January 1, 2018 through December 31, 2019. We do not believe that V-Go was subject to this tax based on the retail exemption under applicable Treasury Regulations. However, the guidance regarding this exemption as applied to V-Go is not clear, and the availability of this exemption is subject to interpretation by the IRS, and the IRS may disagree with our analysis. We do not know if this provision will be repealed or if there will be changes to the retail exemption when the suspension of the device tax ends at the end of 2017. The potential financial impact this tax may have on our business is unclear and there can be no assurance that our business and financial results will not be negatively impacted.
Failure to obtain any necessary clearance for the V-Go SIM™(Simple Insulin Management), if required, would adversely affect our ability to grow our business.
Commercialization of the V-Go SIM, formerly branded as the V-Go Link, may require FDA clearance of a 510(k) premarket notification submission.  The process for submitting and obtaining FDA clearance of a 510(k) can be expensive and lengthy.  The FDA’s 510(k) clearance process can take several months or longer, and we may not be able to obtain 510(k) clearance for the V-

Go SIM on a timely basis, if at all. The FDA’s refusal of, or any significant delays in receiving 510(k) clearance of the V-Go SIM, if required, would have an adverse effect on our ability to expand our business.
 In order to successfully develop the V-Go Prefill, we will need to secure an insulin supply and/or insulin development partner and will need to obtain regulatory approval to package and sell the insulin in our prefill device, which may require additional nonclinical and/or clinical data to support the use of insulin in our prefill device. This process may be expensive and involves significant regulatory risks. If we are unable to secure an insulin supply or obtain an insulin development partner, or if we are unable to demonstrate the safety and/or effectiveness of the insulin in our prefill device, we will be unable to successfully develop or commercialize the V-Go Prefill.
In order to successfully develop the V-Go Pre-fill, we will need to secure an insulin supply and/or insulin development partner. We cannot assure you that we will be able to secure an insulin supply for the US or any other market. We will also need to obtain FDA regulatory approval to package and sell the insulin in our prefill device. Although we hope to secure an insulin development partner with expertise in drug approval filings, there is a risk that we may not be able to identify or secure such a partner. In that case, we will face additional regulatory challenges, as we do not currently have drug approval filing expertise. If insulin that we gain access to is approved in the markets where we want to introduce V-Go Pre-fill, we, or our development partner, will still need to obtain approval to package and sell the insulin in our prefill device. If insulin supply that we obtain is not approved in our target market(s), the insulin must first be approved or it may be approved simultaneously for use in our prefill device. In either case, we, or our development partner, will be required to demonstrate the safety and if the insulin is not yet approved, the effectiveness of the insulin, which is regulated as a drug, when packaged and sold in our prefill device, which may require nonclinical and/or clinical data. Obtaining regulatory approval of a drug in a prefill device can be a lengthy, expensive, and uncertain process. Even if we believe that we have sufficient nonclinical and/or clinical data to support the use of insulin in our prefill device, the FDA and other regulatory authorities may disagree that such data are adequate to support approval.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference herein contain forward-looking statements, including, without limitation, in the sections captioned “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Plan of Operations”, and “Business”. Any and all statements contained in this prospectus or incorporated by reference herein that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “pro-forma,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of the foregoing) may be intended to identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this prospectus may include, without limitation, statements regarding (i) the plans and objectives of management for future operations, including plans or objectives relating to the development of commercially viable new products, (ii) a projection of income (including income/loss), earnings (including earnings/loss) per share, capital expenditures, dividends, capital structure or other financial items, (iii) our future financial performance, including any such statement contained in a discussion and analysis of financial condition by management or in the results of operations included pursuant to the rules and regulations of the SEC, and (iv) the assumptions underlying or relating to any statement described in points (i), (ii) or (iii) above.
The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon our current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which we have no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the inaccuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation:

•	our history of operating losses and uncertainty regarding our ability to achieve profitability;

•	our reliance on V-Go to generate all of our revenue;

•	our inability to retain a high percentage of our patient customer base or our significant wholesale customers;

•	the failure of V-Go to achieve and maintain market acceptance;

•	competitive products and other technological breakthroughs that may render V-Go obsolete or less desirable;

•	our inability to maintain or expand our sales and marketing infrastructure;

•	our inability to operate in a highly competitive industry and to compete successfully against competitors with greater resources;

•	any inaccuracies in our assumptions about the insulin-dependent diabetes market;

•	manufacturing risks, including risks related to manufacturing in Southern China, damage to facilities or equipment and failure to efficiently increase production to meet demand;

•	our dependence on limited source suppliers and our inability to obtain components for our product;

•	our failure to secure or retain adequate coverage or reimbursement for V-Go by third-party payors;

•	our inability to protect our intellectual property and proprietary technology;

•	our failure to comply with the applicable governmental regulations to which our product and operations are subject;

•	our expectations related to the use of proceeds from this offering; and

•
other risks and uncertainties, including those listed under the section entitled “Risk Factors” located elsewhere in this prospectus, as well as the risks discussed in the section entitled “Risk Factors” in our most recent Annual Report on Form 10-K.

Readers are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. We disclaim any obligation to update the forward-looking statements contained in this prospectus to reflect any new information or future events or circumstances or otherwise, except as required by law.
Readers should read this prospectus, the documents that we reference and incorporate by reference in this prospectus and the documents we have filed as exhibits to the registration statement and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS
We estimate that the net proceeds from our sale of 11,000,000 shares of our common stock in this offering will be approximately $17.8 million, assuming a public offering price of $1.82 per share, the last reported sale of our common stock on the Nasdaq Capital Market on April 12, 2018, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that our net proceeds will be approximately $20.8 million.
We currently anticipate that we will use the net proceeds in this offering for working capital and other general corporate purposes. The amounts and timing of our actual expenditures will depend upon numerous factors, including the amount of cash generated by our operations, our cash needs, the rate of adoption of our products by the medical community and efficiency of our product development. We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.
The amounts and timing of our actual expenditures will depend on numerous factors, including the factors described under “Risk Factors” located elsewhere in this prospectus as well as the risks discussed in the section entitled “Risk Factors” in our most recent Annual Report on Form 10-K. We therefore cannot estimate with certainty the amount of net proceeds to be used for the purposes described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.
Each $1.00 increase (decrease) in the assumed public offering price of $1.82 per share would increase (decrease) the net proceeds to us from this offering by approximately $10.2 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $1.7 million, assuming the assumed public offering price stays the same.

CAPITALIZATION
The following table describes our cash and our capitalization as of December 31, 2017:

•	on an actual basis; and

•
on an as adjusted basis to also reflect the sale of 11,000,000 shares of common stock by us in this offering and our receipt of the net proceeds therefrom at an assumed public offering price of $1.82 per share, which is the last reported sale of our common stock on the Nasdaq Capital Market on April 12, 2018.

You should read this capitalization table together with our consolidated financial statements and the related notes appearing elsewhere in, or incorporated by reference into, this prospectus, and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information included elsewhere in, or incorporated by reference into, this prospectus.

(in thousands, except share and per share amounts)	Actual	As Adjusted(1)

Cash and cash equivalents......................................................................................................	$25,961	$43,755

Long-term debt, related parties..............................................................................................	$36,009	$36,009

Convertible preferred stock, $0.001 par value per share; 50,000,000 shares authorized, 2,750,000 shares issued or outstanding, actual and as adjusted.............................................	3	3
Common stock, $0.001 par value per share, 300,000,000 shares authorized; 7,007,782 shares issued and outstanding, actual; 18,007,782 shares issued and outstanding, as adjusted...................................................................................................................................	7	18
Treasury stock, at cost; 7,854 shares......................................................................................	(24)	(24)
Additional paid-in capital.......................................................................................................	469,877	487,660
Accumulated deficit...............................................................................................................	(473,921)	(473,921)

Total stockholders’ (deficit) equity.........................................................................................	(4,058)	13,736

Total capitalization.................................................................................................................	$31,951	49,745

(1)
A $1.00 increase (decrease) in the assumed public offering price of $1.82 per share, which is the last reported sale of our common stock on the Nasdaq Capital Market on April 12, 2018, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization on an as adjusted basis by $10.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a 1.0 million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $1.7 million assuming the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If we do adjust the shares of common stock being offered hereby, while keeping the aggregate offering amount at approximately $20,020,000, then an assumed $1.00 decrease in the offering price from $1.82 per share to $0.82 per share would increase the number of shares offered hereby from 11,000,000 shares to approximately 24,414,634 shares. Conversely, an assumed $1.00 increase in the offering price from $1.82 per share to $2.82 per share would decrease the number of shares offered hereby from 11,000,000 shares to approximately 7,099,291 shares.

The preceding table excludes:

•	1,661,750 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2017 with a weighted average exercise price of $11.96 per share;

•	30,000 shares of common stock issuable upon the vesting of restricted stock awards outstanding as of December 31, 2017;

•
10,390 shares of our common stock issuable upon the exercise of outstanding warrants as of December 31, 2017 with a weighted-average exercise price of $16.22 per share, with such exercise price being subject to reduction in connection with this offering, as discussed further under “Description of Capital Stock-Warrants;”;

•	406,599 shares of common stock available for future grants under our 2016 Incentive Compensation Plan as of December 31, 2017;

•	2,750,000 shares of common stock issuable upon conversion of our Series A Convertible Preferred Stock;

•	136,860 shares of common stock available for future grants under our Employee Stock Purchase Plan as of December 31, 2017; and

•	7,854 shares of treasury stock.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share and the as adjusted net tangible book value per share of our common stock after this offering.
As of December 31, 2017, we had a net tangible book value deficit of $(4.1) million, or $(0.58) per share of common stock. This calculation is based on 7,007,782 shares of our common stock issued and outstanding (excluding 30,000 issued shares of our voting, but unvested, restricted stock). Our historical net tangible book value deficit per share represents total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding as of December 31, 2017.
After giving further effect to the sale of 11,000,000 shares of common stock in this offering at an assumed public offering price of $1.82, per share, which is the last reported sale of our common stock on the Nasdaq Capital Market on April 12, 2018 and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2017 would have been $13.7 million, or $0.76 per share. This amount represents an immediate increase in the as adjusted net tangible book value of $1.34 per share to our existing stockholders and an immediate dilution of $1.06 per share to new investors participating in this offering. We determine dilution by subtracting the as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution:

Assumed public offering price per share		$1.82
Historical net tangible book value deficit per share as of December 31, 2017	$(0.58)
Increase per share attributable to new investors participating in this offering	1.34

As adjusted net tangible book value per share after this offering		0.76

Dilution in as adjusted net tangible book value per share to new investors		$1.06

Each $1.00 increase (decrease) in the assumed public offering price of $1.82 per share, which is the last reported sale of our common stock on the Nasdaq Capital Market on April 12, 2018, would increase (decrease) the as adjusted net tangible book value per share after this offering by $0.57 and dilution in as adjusted net tangible book value per share to new investors by $0.43, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase of 1.0 million shares in the number of shares offered by us would increase our as adjusted net tangible book value per share after this offering by $0.05 per share and decrease the dilution to new investors by $0.05 per share, and each decrease of 1.0 million shares in the number of shares offered by us would decrease our as adjusted net tangible book value per share after this offering by $0.05 per share and increase the dilution to new investors by $0.05 per share, in each case, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional shares of our common stock in full, the as adjusted net tangible book value after this offering would be $0.85 per share, the increase in the as adjusted net tangible book value would be $1.43 per share and the dilution to new investors would be $0.97 per share, in each case assuming a public offering price of $1.82 per share, which is the last reported sale of our common stock on the Nasdaq Capital Market on April 12, 2018.
The number of shares of our common stock that will be issued and outstanding immediately after this offering as shown above is based on 7,007,782 shares outstanding as of December 31, 2017, and excludes:

•	1,661,750 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2017 with a weighted average exercise price of $11.96 per share;

•	30,000 shares of common stock issuable upon the vesting of restricted stock awards outstanding as of December 31, 2017;

•
10,390 shares of our common stock issuable upon the exercise of outstanding warrants as of December 31, 2017 with a weighted-average exercise price of $16.22 per share, with such exercise price being subject to reduction in connection with this offering, as discussed further under “Description of Capital Stock-Warrants;”;

•	406,599 shares of common stock available for future grants under our 2016 Incentive Compensation Plan as of December 31, 2017;

•	2,750,000 shares of common stock issuable upon conversion of our Series A Convertible Preferred Stock;

•	136,860 shares of common stock available for future grants under our Employee Stock Purchase Plan as of December 31, 2017; and

•	7,854 shares of treasury stock.

To the extent that options or warrants are exercised, new options or other securities are issued under our equity compensation plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Management
 Directors and Executive Officers
Below are the names of and certain information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position
John E. Timberlake	53	Chief Executive Officer, President and Director
Erick J. Lucera	50	Chief Financial Officer
Mark Conley	56	Vice President, Corporate Controller and Treasurer
Geoffrey Jenkins	66	Executive Vice President, Manufacturing, Operations and Research & Development
Matthew Nguyen	48	Chief Commercial Officer
Joseph Saldanha	53	Chief Business Officer
Joe Mandato, D.M.	73	Director
Luke Düster	42	Director
Katherine D. Crothall, Ph.D.	69	Director
Rodney Altman, M.D.	54	Director
Peter Devlin	49	Director, Chair
Brian K. Roberts	47	Director
Executive officers are appointed by the Board of Directors and serve at its pleasure.
The principal occupation and business experience during at least the past five years for our executive officers and directors is as follows:
John E. Timberlake has served as our Chief Executive Officer, President and a member of our Board of Directors since February 2016, prior to which he served as President and Chief Commercial Officer since August 2008. Before becoming Chief Executive Officer and President and Chief Commercial Officer, Mr. Timberlake was a General Manager with our company from September 2006 to August 2008. Prior to joining Valeritas, Mr. Timberlake held positions of increasing responsibility from 1991 to 2006 at Sanofi-Aventis (now Sanofi), with his last role as Vice President of Diabetes Marketing, where he was responsible for the diabetes franchise, including the brands Lantus, Apidra and Amaryl. Prior to Sanofi, Mr. Timberlake was a manager with Deloitte & Touche LLP, from 1986 to 1991, and was both a Certified Management Accountant and a Certified Public Accountant. He earned a B.S. in Accounting at Northwest Missouri State University, an M.S. in Management from Purdue University and an M.B.A. from NEOMA Business School (f/k/a E.S.C. Rouen) in France. Mr. Timberlake is qualified to serve as a director because of his role with us, and his extensive operational knowledge of, and executive level management experience in, the biopharmaceutical and medical technology industries.
Erick J. Lucera has served as our Chief Financial Officer since August 2016. Since August 2017 Mr. Lucera has served as a member of the board of directors as chairman of the audit committee of AIT Therapeutics. From April 2015 to August 2016, Mr. Lucera served as the Chief Financial Officer, Treasurer and Secretary of Viventia Bio Inc., a late-stage oncology company. From December 2012 to April 2015, he served as Vice President, Corporate Development at Aratana Therapeutics, Inc., a specialty pharmaceutical company focused on companion animals. He served as Vice President, Corporate Development at Sunshine Heart, Inc. a medical device company from March 2012 to December 2012. Mr. Lucera served as Vice President, Healthcare Analyst at Eaton Vance Management, a global asset manager, from February 2008 to November 2011. Mr. Lucera also held various positions at Intrepid Capital Partners, Independence Investment Associates, LLC and Price Waterhouse & Co. from 1990 to 2008. Mr. Lucera earned a C.P.H. from Harvard University in 2001, an M.S.F. from Boston College in 1999, an M.B.A. from Indiana University in 1995 and a Bachelor’s Degree in Accounting from The University of Delaware in 1990. Mr. Lucera currently holds a CFA designation. Mr. Lucera previously held CMA and CPA designations, both of which are expired.
Mark Conley has served as our Vice President, Corporate Controller and Treasurer since February 2016, prior to which he served as our Director of Financial Planning & Analysis since joining Valeritas in August 2012. Mr. Conley was

Global Finance Director of the radiation instrumentation business at Thermo Fisher Scientific from 2007 to 2012. In addition, he served at Iron Mountain, Inc. as Vice President, Financial Planning & Analysis from 2005 to June 2007 and Division Controller from 1998 to 2004, as Chief Financial Officer and Controller at HoltraChem Group from 1996 to 1998 and in successive financial leadership roles including Operations Controller at Haemonetics Corporation from 1991 to 1996. Mr. Conley earned a B.S. in Accounting from Oklahoma State University, an M.B.A. from Bryant College, and is a Certified Public Accountant.
Geoffrey Jenkins has served as our Executive Vice President, Manufacturing, Operations and Research & Development since he joined Valeritas in April 2009. Mr. Jenkins was Vice President of Worldwide Operations for Inverness Medical, a healthcare technology company, from 2005 to 2009. From 2000 to 2005, he was President and Founding Partner of UV-Solutions, LLC, a healthcare technology company, and from 1997 to 1999 he was Chief Operating Officer of MDI Instruments, Inc., a healthcare technology company. Mr. Jenkins was also Corporate Vice President of Operations of MediSense, Inc. from 1991 to 1997. Prior to becoming Corporate Vice President of Operations, he held various other positions in Operations and Engineering Management with MediSense from 1984 to 1991. Mr. Jenkins earned a B.A. and a B.S. from Clarkson University.
Matthew Nguyen has served as our Chief Commercial Officer since December 2016. Mr. Nguyen served as our Sr. Vice President, Commercial from February 2016 to December 2016 and as our Vice President for Integrated Healthcare Management since joining Valeritas in September 2006. Mr. Nguyen was a New Business Development Director for Janssen, LP, a division of Johnson & Johnson, from 2005 to 2006. He served as head of health economics research for metabolism, new product marketing, and head of analytics and commercial effectiveness for the CNS business unit at Sanofi from 2000 to 2005. Mr. Nguyen earned a B.S. in Pharmacy and a Doctor of Pharmacy from the Philadelphia College of Pharmacy and Science. He also completed a Fellowship in Health Economics and Outcomes Research in conjunction with Thomas Jefferson University Hospital and Janssen Pharmaceutical, Inc. and earned an M.B.A. from Rutgers University in New Jersey.
Joseph Saldanha has served as our Chief Business Officer since January 2018. From April 2016 to July 2017, Mr. Saldanha served as Vice President, Marketing and Business Development of MannKind Corporation. From January 2012 to May 2015, Mr. Saldanha was the General Manager, JULPHAR Diabetes for Gulf Pharmaceutical Industries. Mr. Saldanha has also worked on the Aventis-Pfizer partnership for Exubera and for Sanofi and its predecessors from 2001 to 2008, launching Actonel for osteoporosis in the U.S., and for Lantus in international markets from Paris.  Prior to that, from 2008 to 2010, Mr. Saldanha worked in business development at Johnson and Johnson Diabetes, where he helped bring both LifeScan for self-monitoring blood glucose and Animas for insulin pumps to the market. Mr. Saldanha also worked in the United Arab Emirates in a general management role with responsibility for insulin API, diabetes orals and injectables, and distribution of Dexcom CGM for the Middle-Eastern markets from 2012 to 2015. Mr. Saldanha earned a Bachelor of Science degree from Drexel University and a Master of Science degree from the University of Pennsylvania, both in Philadelphia.
Joe Mandato, D.M. has served as a member of our board of directors since December 2016. Since March 2003, Dr. Mandato has served as a managing director of DeNovo Ventures, a venture capital firm focused on life sciences. Prior to DeNovo Ventures, Dr. Mandato held top leadership positions at Ioptex, Confer Software, Gynecare and Origin Medsystems. Dr. Mandato also served as a member of the Board of Directors of AxoGen Corporation from February 2006 until its merger with and into AxoGen, Inc. in September 2011, and then served on the Board of AxoGen, Inc. until September 2016. Dr. Mandato served as a member of the Board of Directors of Hansen Medical, Inc. from August 2006 until February 2012. Dr. Mandato received a doctorate in management from Case Western Reserve University, and now serves on its Board of Trustees. Dr. Mandato also holds the Carlo Rossi Chair in Entrepreneurship and Management at the University of San Francisco, is a Lecturer at Stanford University and has served as a Fellow in the Harvard University Advanced Leadership Initiative. Additionally, Dr. Mandato currently serves on the boards of both the Embrace Global and Save the Children organizations. Dr. Mandato is qualified to serve as a director because of his extensive work in the healthcare industry and his venture capital experience.
Luke Düster has served as a member of our board of directors since January 2016. Since 2009, Mr. Düster served as managing director at Capital Royalty Group, a healthcare-focused investment firm. Mr. Düster was at Harris Williams & Co., an investment firm, from 2004 to 2009, where he served as Vice President. Mr. Düster also held investment banking roles at the Wallach Company, a regional investment banking boutique, from 2000 to 2002, and at the Nord Companies, a healthcare advisory firm, from 1998 to 2000. Mr. Düster received his B.S. summa cum laude from the University of Colorado at Boulder and an M.B.A. with honors from the Wharton School at the University of Pennsylvania. Mr. Düster is qualified to serve as a director because of his significant experience working with companies backed by private equity investors, particularly in the healthcare industry, as well as his experience with healthcare investing.

Katherine D. Crothall, Ph.D. has served as a member of our board of directors since October 2016. Since 2010, Dr. Crothall has served as President, CEO and Chairman of the Board of Aspire Bariatrics, a company committed to providing safe and effective treatments for obesity to patients worldwide. Dr. Crothall was a Principal at Liberty Venture Partners, a venture capital firm, from 2006 until November 2010. Dr. Crothall was Founder, President and CEO of Animas Corporation, a manufacturer of insulin infusion pumps, from its inception to its acquisition by Johnson & Johnson Corporation in 2006. Dr. Crothall was also the Founder, President and CEO of two other medical device companies, Luxar Corporation, which was sold to ESC Medical, and Laakmann Electro-Optics, which was sold to Johnson & Johnson. Dr. Crothall continued running Laakmann Electro-Optics for five years post-acquisition. Dr. Crothall received her B.S. from the University of Pennsylvania and her Ph.D. from the University of Southern California, both in Electrical Engineering. She holds over twenty patents and is the recipient of the Ernst & Young Entrepreneur of the Year Award and the Greater Philadelphia Raymond Rafferty Entrepreneurial Excellence Award. Dr. Crothall is a director of Adhezion BioMedical and Xanitos, Inc. She also sits on the Board of Overseers of the School of Engineering and Applied Sciences at the University of Pennsylvania. Dr. Crothall is qualified to serve as a director because of her extensive clinical and business experience, specifically in the healthcare industry.
Rodney Altman, M.D. has served as a member of our board of directors since April 2016. Since June 2016, Dr. Altman has been a member of the board of directors of Milestone Pharmaceuticals and Thrasos Pharmaceuticals in his capacity as an advisor to Business Development Bank of Canada. Since 2011, he has been an Advisor and beginning in March 2016 he has been a Managing Director at Spindletop Capital, a private equity and venture capital firm. Prior to joining Spindletop Capital, he was Regional Medical Director at TeamHealth, an American hospital staffing firm. Dr. Altman was a senior partner at a venture capital firm, CMEA Capital, LLC, from 2006 to 2011, where he built and managed the firm’s medical device practice. Dr. Altman has also held investing roles at other venture funds including Aphelion Capital, LLC, Piper Jaffray Ventures, and TVM Techno Venture Management. Dr. Altman received his medical degree from McGill University and an M.B.A. with honors from the University of Chicago, Booth School of Business. Dr. Altman is qualified to serve as a director because of his extensive clinical and venture capital experience.
Peter Devlin has served as a member of our board of directors since April 2016. Since September 2014, Mr. Devlin has served as a consultant for various life sciences and investment companies. From August 2009 to September 2014, Mr. Devlin was the Chief Commercial Officer at Insulet Corporation, a tubeless insulin pump technology company. Mr. Devlin held several leadership roles at Abbott Laboratories, Inc. From February 2008 to July 2009, he served as Divisional Vice President of Abbott’s Global Strategic Marketing in the diabetes care unit, prior to which he served as General Manager, Hospital & Government in the diabetes care unit from December 2006 to February 2008, and prior to which he served as Director of Abbott’s Canadian diabetes unit from September 2003 to December 2006. Mr. Devlin received his Bachelor of Science degree from the University of Massachusetts. Mr. Devlin is qualified to serve as a director because of his extensive business experience in the field of diabetes.
Brian K. Roberts has served as a member of our board of directors and as chairman of the audit committee since July 2016. Mr. Roberts currently serves as chief financial officer of Tarveda Therapeutics and serves as a member of the board of directors and audit chairman of ViewRay. Most recently he served as the chief operating and financial officer of Avedro, Inc., a privately held biotechnology company leading the organization through FDA approval, manufacturing readiness and commercial launch of its lead combination drug and medical device product. Prior to Avedro, he served as CFO for Insulet Corporation, a tubeless insulin pump technology company. Under his supervision, Insulet grew from approximately $30 million to nearly $300 million in revenue, achieved operating profitability and increased its market capitalization to over $2 billion. Previously, Mr. Roberts served as CFO for Jingle Networks, a leader in mobile voice-ad services that was acquired by Marchex, and as CFO for Digitas, which was sold for $1.3 billion to Publicis Groupe. He holds a Bachelor of Science in accounting and finance from Boston College, is a certified public accountant, and served as an auditor with Ernst & Young LLP. Mr. Roberts is qualified to serve as a director because of his extensive business experience and financial and accounting insight.
Board Composition
Our business and affairs are organized under the direction of our board of directors, which currently consists of 7 members. The primary responsibility of our board of directors is to provide oversight, strategic guidance, counseling, and direction to our management team. Our board of directors meets on a regular basis and additionally as required. One of our directors was elected to serve on our board of directors pursuant to the Third Amended and Restated Voting Agreement, dated as of January 29, 2016, by and among Valeritas and certain of Valeritas’ stockholders. Pursuant to the voting agreement, Mr. Düster was selected to serve on our board of directors as designated by Capital Royalty Partners II L.P. or its affiliates.
A majority of the authorized number of directors constitutes a quorum of the board of directors for the transaction of business. The directors must be present at the meeting to constitute a quorum. However, any action required or permitted to be taken by the board of directors may be taken without a meeting if all members of the board of directors individually or collectively consent in writing to the action.
Director Independence
Under the listing requirements and rules of the Nasdaq Capital Market, or Nasdaq, independent directors must compose a majority of a listed company’s board of directors within a one-year period following the completion of its initial public offering. In addition, applicable Nasdaq rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees must be independent within the meaning of applicable Nasdaq rules. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Our board of directors undertook a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and the association of our directors with the holders of more than 5% of our common stock.

As a result of this review, our board of directors determined that all of our directors, other than Mr. Timberlake and Mr. Düster qualify as “independent” directors within the meaning of the Nasdaq rules. Nasdaq rules require that a majority of the board of directors and each member of our audit, compensation, and nominating and corporate governance committees be independent. We believe we are compliant with these independence requirements. As required under applicable Nasdaq rules, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. There are no family relationships among any of our directors or executive officers.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries. Each of Brian K. Roberts, Dr. Rodney D. Altman and Peter J. Devlin qualify as an independent director pursuant to Rule 10A-3.

Family Relationships
There are no family relationships among our directors or executive officers.
Role of the Board in Risk Oversight
One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. In December 2016, we established a nominating and corporate governance committee. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board is regularly informed through committee reports about such risks.
Classified Board of Directors
In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

•	the Class I directors are Brian K. Roberts, Joe Mandato, D.M. and Katherine Crothall, Ph.D., and their terms will expire at our annual meeting of stockholders to be held during the year 2020;

•	the Class II directors are Peter Devlin and Rodney Altman, M.D., and their terms will expire at our annual meeting of stockholders to be held during the year 2018; and

•	the Class III directors are Luke Düster and John E. Timberlake, and their terms will expire at the annual meeting of stockholders to be held during the year 2019.

Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock entitled to vote in the election of directors.
Involvement in Certain Legal Proceedings
None of our directors or executive officers has been involved in any of the following events during the past ten years:

•	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

•
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; or

•
being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

 Audit Committee
The members of our audit committee are Brian K. Roberts, Dr. Rodney D. Altman and Peter J. Devlin and Mr. Roberts serves as the chair. Our board of directors has determined that each of the members of our audit committee satisfies Nasdaq and SEC independence requirements and that Mr. Roberts qualifies as an audit committee financial expert within the meaning of SEC regulations. In making this determination, our board has considered the formal education and nature and scope of his previous experience. Our audit committee met seven times during the year ended December 31, 2017.
Among other matters, the audit committee is responsible for:

•	appointing our independent registered public accounting firm;

•	evaluating our independent registered public accounting firm’s qualifications, independence and performance;

•	determining the engagement of our independent registered public accounting firm;

•	reviewing and approving the scope of the annual audit and the audit fee;

•	discussing with management and our independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

•	approving the retention of our independent registered public accounting firm to perform any proposed permissible non-audit services;

•	monitoring the rotation of partners of our independent registered public accounting firm on our engagement team as required by law;

•
reviewing our financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

•	reviewing our critical accounting policies and estimates; and

•	annually reviewing the audit committee charter and the committee’s performance.
The audit committee operates pursuant to a charter adopted by our board of directors that satisfies the applicable standards of the SEC and Nasdaq.

Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on our board of directors or compensation committee.
Code of Business Conduct and Ethics
We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our code of business conduct and ethics is available under the Corporate Governance section of our website at www.valeritas.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of The Nasdaq Capital Market concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this filing.
 Limitation on Liability and Indemnification Matters
Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his, her or its actions in that capacity regardless of whether we would otherwise be permitted to indemnify him, her or it under Delaware law.
In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with each of our directors. These agreements provide for the indemnification of our directors, officers and certain other reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these provisions in our amended and restated certificate of incorporation, amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. This description of the limitation of liability and indemnification provisions of our amended and restated certificate of incorporation, of our amended and restated bylaws and of our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to this prospectus.
The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors, officers or employees as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer or employee.

EXECUTIVE AND DIRECTOR COMPENSATION
From our inception to the date of this prospectus, no compensation was paid to our sole named executive officer, Leisa Swanson, who served as our principal executive officer. On May 3, 2016, we entered into an Agreement and Plan of Merger and Reorganization with Valeritas Acquisition Corp., and Valeritas, Inc., or the 2016 Merger, pursuant to which Valeritas Acquisition Corp. merged with and into Valeritas, Inc., with Valeritas, Inc. surviving the 2016 Merger as our wholly owned subsidiary. All salary payments earned by Ms. Swanson prior to the consummation of the 2016 Merger were waived and, as such, we have no liability for such payments subsequent to the 2016 Merger. Ms. Swanson resigned as our sole officer and director effective as of May 3, 2016 in connection with the 2016 Merger.
Our Chief Executive Officer, our Chief Financial Officer and our two other most highly compensated executive officers, which we refer to as our NEOs, for the year ended December 31, 2017 were:

•	John E. Timberlake, Chief Executive Officer;

•	Geoffrey Jenkins, Executive Vice President, Manufacturing Operations & R&D;

•	Erick Lucera, Chief Financial Officer; and

•	Matthew Nguyen, Chief Commercial Officer.
Summary Compensation Table
The following table sets forth information concerning the compensation of the named executive officers for the years ended December 31, 2017 and 2016. All amounts reflect compensation received from Valeritas. No figures referenced in this section have been adjusted to reflect the exchange ratio after consummation of the 2016 Merger.

Name and Principal Position	Year	Salary ($)	Option Awards(3) ($)	Stock Awards(3) ($)	Non-Equity Incentive Plan Compensation (4) ($)	All Other Compensation(5) ($)	Total ($)
John E. Timberlake(2)	2017	414,577	1,335,000	—	174,900	5,400	1,929,877
Chief Executive Officer and President	2016	389,268	1,049,823	441,500	194,634	5,200	2,080,425
Erick Lucera(6)	2017	276,250	525,456	—	86,328	5,400	893,434
Chief Financial Officer	2016	85,000	368,430	—	29,750	1,200	484,380
Geoffrey Jenkins(7)	2017	242,287	961,200	—	90,858	28,846	1,323,191
Executive Vice President, Manufacturing, Operations and R&D	2016	367,937	546,061	250,000	128,778	19,046	1,311,822
Matthew Nguyen	2017	302,269	580,280	—	85,013	5,400	972,962
Chief Commercial Officer	2016	281,976	315,373	130,000	102,639	48,200	878,188
Former Executive Officer
Kristine Peterson(1)	2017	277,315	—	—	—	—	277,315
	2016	491,090	—	—	—	1,387	492,477

(1)	Resigned as Chief Executive Officer on February 22, 2016. Received monthly salary through August 2017. No other compensation was paid during 2017.
(2)
Appointed as Chief Executive Officer on February 22, 2016. Mr. Timberlake retained his title as President and Chief Commercial Officer until December 2016 when he was replaced by Mr. Nguyen as Chief Commercial Officer.

(3)
Represents the aggregate grant-date fair value of stock options and restricted stock granted during the indicated year computed in accordance with ASC Topic 718, excluding the effect of estimated forfeitures.

(4)	Represents amounts earned for the indicated year under our annual performance bonus program. For additional information, see “Annual Performance Bonuses” below.
(5)	Represents company matching contributions to 401(k) plan accounts and discretionary bonus payments.
(6)	Appointed as Chief Financial Officer on August 29, 2016.
(7)	Represents actual amounts paid. Base salary is presented on a FTE basis in the narrative disclosure below.
Narrative Explanation of Certain Aspects of the Summary Compensation Table
The primary elements of compensation for the named executive officers are base salary, cash bonuses and long-term equity-based compensation awards. The named executive officers also participate in employee benefit plans and programs that are offered to other full-time employees on the same basis.

Base Salaries
The named executive officers receive a base salary to compensate them for the satisfactory performance of services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salaries for the named executive officers have generally been set at levels deemed necessary to attract and retain individuals with superior talent and were originally established in each named executive officer’s employment agreement.
In February 2016, Valeritas’ Compensation Committee reviewed the annual salaries of the named executive officers and approved a 3% increase for Mr. Jenkins on his base salary and a 5% increase for Mr. Timberlake, effective February 24, 2016. Following the increases, the new base salary for Geoffrey Jenkins was $393,593 and for John E. Timberlake was $392,141.
In August 2016, Mr. Lucera was hired as our Chief Financial Officer with a starting base salary of $260,000. In December 2016, Mr. Nguyen was promoted to the position of Chief Commercial Officer with a starting base salary of $287,000.
In February 2017, our compensation committee reviewed the annual salaries of the named executive officers and approved a 3% increase for Mr. Jenkins on his base salary, a 6% increase for Mr. Lucera, a 5% increase for Mr. Nguyen and a 5% increase for Mr. Timberlake, effective February 27, 2017. Following the increases, the new base salary for Mr. Jenkins was $380,750, for Mr. Lucera was $275,000, for Mr. Nguyen was $300,000 and for Mr. Timberlake was $412,000.
In February 2018, our compensation committee reviewed the annual salaries of the named executive officers with the advice of the compensation committee’s consultant and recommended to the board of directors, and the board of directors subsequently approved, a 3.0% increase for Mr. Jenkins on his base salary, a 12.7% increase for Mr. Lucera, a 4.7% increase for Mr. Nguyen and a 9.2% increase for Mr. Timberlake, effective February 19, 2018. Following the increases, the new base salary for Mr. Jenkins was $392,102, for Mr. Lucera was $310,000, for Mr. Nguyen was $314,000 and for Mr. Timberlake was $450,000.
The 2016, 2017 and 2018 increases in base salary were made in recognition of our named executive officers’ individual performance and contributions to company performance in those years and as a result of comparing the compensation paid to our named executive officers with the compensation paid to other executive officers within our company’s peer group who have similar titles and perform similar roles to our named executive officers.
Annual Performance Bonuses
We offer our named executive officers the opportunity to earn annual cash bonuses that are intended to compensate them for achieving short-term company and individual performance goals. Our compensation committee establishes the target bonuses of our named executive officers, which are evaluated from time to time.
Each named executive officer’s target annual bonus is typically expressed as a percentage of base salary. For 2016, Mr. Timberlake’s target bonus was 50% of his base salary and Mr. Jenkins’ target bonus was 35% of his base salary. No bonus amounts were paid to either Mr. Lucera or Mr. Nguyen in 2016. For 2017, Mr. Timberlake’s target bonus was 75% of his base salary, Mr. Lucera's target bonus was 50% of his base salary, Mr. Nguyen's target bonus was 50% of his base salary and Mr. Jenkins’ target bonus was 50% of his base salary. In February 2018, our compensation committee reviewed the achievement of the foregoing target bonus percentages, and with the advice of the compensation committee’s consultant, recommended to the board of directors, and the board of directors subsequently approved, bonus payments for the named executive officers as set forth in the table above.
In February 2018, our compensation committee reviewed the target annual bonus for each named executive officer with the advice of the compensation committee’s consultant and recommended to the board of directors, and the board of directors subsequently approved, a target bonus for Mr. Timberlake of 75% of his base salary, a target bonus for Mr. Lucera of 50% of his base salary, a target bonus for Mr. Nguyen of 50% of his base salary, and a target bonus for Mr. Jenkins of 50% of his base salary.
For 2016 and 2017, annual cash bonuses were based on achievement of a combination of individual and corporate objectives. The 2016 and 2017 corporate objectives related to revenue, manufacturing efficiency and quality, financial management and fundraising. The 2016 and 2017 individual objectives for each named executive officer related to each named executive officer’s areas of responsibility within our company and the named executive officer’s ability to influence the success of those areas.
Actual payouts of 2016 and 2017 cash bonuses were determined by multiplying each named executive officer’s respective target amount by his base pay earnings for the fiscal year, multiplied by an individual bonus multiplier (0-150%), which was then multiplied by the company bonus multiplier (0-150%). The bonus multipliers represent our compensation committee's evaluation of company performance and each named executive officer’s individual performance against the established targets.
Notwithstanding the establishment of the performance components and the formula for determining the cash bonus payment amounts as described above, our compensation committee may exercise positive or negative discretion in determining the levels of achievement of performance goals or elect to award a greater or lesser amount to any named executive officer than the amount determined by the annual cash bonus formula if, in the exercise of its business judgment, our compensation committee determines that adjustments are warranted under the circumstances.
Equity Compensation
We offer stock options to our key employees, including our named executive officers, as the long-term incentive component of our compensation program, which we consider necessary to enable us and certain of our affiliates to obtain and retain services of these individuals, which we believe is essential to our long-term success. We typically grant stock options to key employees when they commence employment with us and may thereafter grant additional awards in the discretion of our board of directors. Our stock options generally allow key employees to purchase shares of our common stock at a price per share equal to the fair market value of our common stock on the date of grant, as determined by the plan administrator, and may be intended to qualify as incentive stock options under the Internal Revenue Code of 1986, as amended.
On June 20, 2014, Valeritas adopted the Valeritas, Inc. 2014 Incentive Compensation Plan, or the 2014 Plan, to facilitate the grant of cash and equity incentives to directors, employees (including Named executive officers) and consultants of Valeritas and certain of its affiliates.
Stock options under the 2014 Plan typically vested as to 25% of the shares subject to the option on the initial vesting date and in equal monthly installments over the following 36 months, subject to the holder’s continued employment with Valeritas.
In connection with our corporate merger in 2016, or the 2016 Merger, the 2014 Plan was terminated and we adopted the Valeritas Holdings, Inc. 2016 Equity Incentive Compensation Plan, or the 2016 Plan, and options held by the named executive officers to purchase shares of Valeritas common stock under the 2014 Plan were canceled. For additional information about the 2016 Plan, see the section entitled “2016 Incentive Compensation Plan” below.
From time to time, our board of directors may also construct alternate vesting schedules as it determines are appropriate to motivate particular employees. Stock options granted to our key employees may be subject to accelerated vesting in certain circumstances, including as described below for the named executive officers in the section entitled “Severance and Change in Control Benefits.”
In February 2018, our compensation committee recommended to our board of directors, and our board of directors approved, an option grant to each named executive officer to purchase shares of our common stock under the 2016 Plan as compensation for such officer’s performance during calendar year 2017. The options were granted on February 13, 2018 with an exercise price equal to the closing price of our common stock on the Nasdaq Capital Market on the date of grant, and vest as follows: 25% of the shares underlying each option will vest one year after date of grant with the remaining vesting in substantially equal quarterly installments for 10 quarters thereafter. The number of shares underlying each option is set forth in the table below.

Name	Number of Securities Underlying Options (#) Unexercisable
John E. Timberlake	100,000
Erick Lucera	27,000
Geoffrey Jenkins	25,000
Matt Nguyen	26,000
No stock options were granted to our named executive officers during 2016 or 2017 under the 2014 Plan.
Retirement, Health, Welfare and Additional Benefits
The named executive officers are eligible to participate in our employee benefit plans and programs, including medical and dental benefits, flexible spending accounts and short- and long-term disability and life insurance, to the same extent as other full-time employees, subject to the terms and eligibility requirements of those plans. The named executive officers are also eligible to participate in a tax qualified 401(k) defined contribution plan to the same extent as other full-time employees. Currently, we match contributions made by participants in the 401(k) plan up to 2% of the employee contributions, and these matching contributions fully vest on the fifth anniversary of the date on which the contribution is made.
In September 2017, we implemented an Employee Stock Purchase Program, enabling our employees to acquire equity ownership in our company through a payroll deduction program.

Outstanding Equity Awards as of December 31, 2017
The following tables summarize the outstanding equity awards held by the named executive officers as of December 31, 2017 which consists of company options and restricted stock.

Name	Grant Date	Number of Securities Underlying Options Exercisable (#)	Number of Securities Underlying Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date
John E. Timberlake	5/3/2016	23,921	20,834	(1)	5.00	5/3/2026
John E. Timberlake	3/23/2017	60,938	126,562	(2)	7.12	3/23/2027
Erick Lucera	9/7/2016	4,492	9,883	(3)	5.36	9/7/2026
Erick Lucera	3/23/2017	—	73,800	(6)	7.12	3/23/2027
Geoffrey Jenkins	5/3/2016	18,457	4,855	(4)	5.00	5/3/2026
Geoffrey Jenkins	3/23/2017	50,625	84,375	(5)	7.12	3/23/2027
Matt Nguyen	5/3/2016	6,732	6,018	(1)	5.00	5/3/2026
Matt Nguyen	3/23/2017	26,488	55,012	(2)	7.12	3/23/2027

(1)	33% of shares underlying option vested one year from the date of grant. The remaining shares vest in substantially equal monthly installments for 24 months thereafter.
(2)	25% of shares underlying option vested six months from the date of grant. The remaining shares vest in substantially equal quarterly installments for 10 quarters thereafter.
(3)	25% of shares underlying option vested one year from the date of grant. The remaining shares vest in substantially equal monthly installments for 36 months thereafter.
(4)	50% of shares underlying option vested one year from the date of grant. The remaining shares vested in substantially equal monthly installments for 12 months thereafter.
(5)	25% of shares underlying options vested six months from the date of grant. The remaining shares vest in substantially equal quarterly installments for 6 quarters thereafter.
(6)	25% of shares underlying option vested six months from the date of grant. The remaining shares vest in substantially equal quarterly installments for 12 quarters thereafter.
March 2015 Employment Agreements
Valeritas entered into a new employment agreement with each of Ms. Peterson, Mr. Timberlake, and Mr. Jenkins on March 4, 2015.
Ms. Peterson’s agreement was terminated upon her resignation, although Mr. Jenkins’ agreement is still effective after the 2016 Merger. Mr. Timberlake’s agreement was first amended in February 2016, whereby he was appointed as Interim Chief Executive Officer while retaining his titles of President and Chief Commercial Officer upon the resignation of Ms. Peterson, and this agreement was later amended to appoint him as Chief Executive Officer while retaining his titles of President and Chief Commercial Officer as of May 3, 2016. In December 2016, Mr. Nguyen replaced Mr. Timberlake as Chief Commercial Officer. These agreements have, or had, in the case of Ms. Peterson, initial terms of three years and automatically renew for successive one-year periods following the initial term unless either party gives at least 30 days advance written notice of non-renewal prior to the end of the applicable term.
The agreements entitled Ms. Peterson prior to her resignation and entitle Mr. Timberlake and Mr. Jenkins to initial annual base salaries of $450,639, $392,141 and $358,829, respectively, and annual target bonus opportunities of 50%, 50% and 35%, respectively, of their annual base salaries, with the amount of any such bonus based on the level of attainment of performance goals established by our board of directors.
In the event an NEO’s employment terminates on account of death or disability, the NEO (or the NEO’s estate in the case of death) is entitled to receive 3 months of base salary continuation.
Employment Agreements
Mr. Lucera
The employment agreement with Mr. Lucera was entered into on August 29, 2016 in connection with his appointment as our Chief Financial Officer. The agreement provides for an initial annual base salary of $260,000, subject to adjustment pursuant to Valeritas’ employee compensation policies in effect from time to time, and an annual target bonus opportunity of 35% of Mr. Lucera’s base salary based upon achievement of mutually agreed goals for each year.
If Mr. Lucera is terminated without cause or resigns for good reason, provided that he has timely executed a release of claims, he is entitled to receive, among other things, 9 months of base salary continuation and payment of a portion of COBRA premiums for up to 9 months of continued health insurance coverage, based on active employee cost-sharing rates.
Mr. Nguyen
The employment agreement with Mr. Nguyen was entered into on December 20, 2016 in connection with his appointment as our Chief Commercial Officer. The agreement provides for an initial annual base salary of $287,000, subject to adjustment pursuant to Valeritas’ employee compensation policies in effect from time to time, and an annual target bonus opportunity of 35% of Mr. Nguyen’s base salary based upon achievement of mutually agreed goals for each year.
If Mr. Nguyen is terminated without cause or resigns for good reason, provided that he has timely executed a release of claims, he is entitled to receive, among other things, 9 months of base salary continuation and payment of a portion of COBRA premiums for up to 9 months of continued health insurance coverage, based on active employee cost-sharing rates.

Severance and Change in Control Benefits
Unless otherwise set forth in the applicable employment agreement, in the event we terminate an NEO’s employment without cause or the NEO resigns for good reason (other than in connection with a change in control or due to death or disability), the NEO is entitled to receive (i) 9 months of base salary continuation; (ii) a pro-rated portion of the annual bonus the NEO would otherwise have earned for the year of termination, based on actual performance for the full year and payable when such bonus would have otherwise been paid; (iii) any annual bonus earned but not yet paid for the completed fiscal year immediately prior to the termination date; and (iv) reimbursement for the our cost of providing continued health coverage for a period of 9 months or until the NEO is offered benefits from a subsequent employer, if earlier.
In the event we terminate an NEO’s employment without cause or the NEO resigns for good reason (other than due to death or disability), in either case, within 3 months prior to a change in control (but within the “pre-closing period” described below) or within 12 months following a change in control, the NEO is entitled to receive (i) 12 months of base salary continuation; (ii) a pro-rated portion of the NEO’s target annual bonus for the year of termination; (iii) any annual bonus earned but not yet paid for the completed fiscal year immediately prior to the termination date; and (iv) reimbursement for the our cost of providing continued health coverage for a period of 12 months or until the NEO is offered benefits from a subsequent employer, if earlier. “Pre-closing period” means the period commencing with our execution of a definitive agreement for a change in control transaction and ending on the earlier to occur of the closing of the change in control or the termination of such definitive agreement without the consummation of the change in control.
The severance payments and benefits described above are subject to the NEO timely executing a release of claims in our favor (except in the event of the NEO’s death) and to reduction in the event that the payments and benefits received in connection with a change in control would result in the imposition of excise taxes under Section 4999 of the Code and such reduction results in the NEO retaining a greater after-tax amount.
“Cause” is generally defined in the employment agreements as the NEO’s (i) misappropriation of funds with respect to our company or affiliates; (ii) material violation of the employment agreement or the company’s employment policies; (iii) breach of any written confidentiality, nonsolicitation or noncompetition covenant with our company or affiliates; (iv) conviction of a felony; or (v) misconduct that has a material adverse effect on the business, operations, assets, properties, or financial condition of our company or affiliates.
“Good reason” is generally defined in the employment agreements as the occurrence of any of the following, subject to notice requirements and cure rights, without the NEO’s written consent (i) a material diminution in duties, authority or responsibilities; (ii) relocation of the NEO’s principal office location to a location more than 50 miles from the NEO’s principal office location immediately before the change; (iii) a material diminution by the company of the NEO’s base salary or target annual bonus; or (iv) any material breach by the company of the employment agreement.
The employment agreements contain restrictive covenants pursuant to which each NEO has agreed to refrain from competing with us or soliciting our clients, customers or employees, in each case, while employed and following the NEO’s termination of employment for a period of 9 months or 12 months if such termination is in connection with a change in control.
Long-term Incentive Plans
The following summarizes the material terms of the long-term incentive plans in which our employees, including the NEOs, participate. The summaries below are not intended to be a complete description of the long-term incentive plans and are qualified in their entirety by the actual text of the plans to which reference is made.
2016 Incentive Compensation Plan
We adopted the 2016 Plan in May 2016 upon the closing of the 2016 Merger. The 2016 Plan permits us to grant cash, stock and stock-based awards to eligible service providers. The 2016 Plan is intended to promote our interests by providing eligible service providers with the opportunity to participate in incentive compensation programs designed to encourage their continued service to us.
Eligibility and Administration
Our employees, consultants and directors, and employees, consultants and directors of our parent or subsidiaries are eligible to receive awards under the 2016 Plan. The 2016 Plan is administered by a committee of two or more non-employee directors who qualify as independent under applicable stock exchange rules, 162(m) of the Internal Revenue Code and the Securities Exchange Act of 1934, except that the board of directors may ratify or approve any awards as it deems appropriate and the board of directors administers the 2016 Plan with respect to awards made to non-employee directors. The committee may delegate authority to one or more subcommittees. The particular entity administering the plan is referred to in this summary as the plan administrator.

The plan administrator has the authority (subject to the provisions of the 2016 Plan) to establish such rules and regulations as it may deem appropriate for proper administration of the 2016 Plan and to make such determinations under, and issue such interpretations of, the provisions of the 2016 Plan and any outstanding awards thereunder as it may deem necessary or advisable. The plan administrator also sets the terms and conditions of all awards under the 2016 Plan, including any vesting and vesting acceleration conditions. Decisions of the plan administrator are final and binding on all parties having an interest under the 2016 Plan or any award thereunder.
Nothing in the 2016 Plan confers on the participant any right to continue in service for any period of time, or restricts our right, or the right of the participant, to terminate such person’s service at any time for any reason.

At December 31, 2017, an aggregate of 2,116,007 shares of common stock were allowed to be issued under the 2016 Plan, 47,658 of which were issued as voting and fully vested, restricted stock, 1,661,750 of which were issued as options, each to certain of our employees and officers, and 406,599 remained available for issuance under awards granted pursuant to the 2016 Plan. The number of shares available for issuance will be automatically increased on the first trading day in January of each calendar year during the term of the 2016 Plan by an amount equal to 4% of the shares of common stock outstanding on the final trading day of the immediately preceding calendar year, subject to an annual increase limit of 1,058,003 shares. As a result, the amount of shares available for issuance under the 2016 Plan automatically increased to 686,910 shares effective as of January 1, 2018. No more than 2,116,007 shares of common stock may be issued upon the exercise of incentive stock options, which amount will automatically be increased on the first trading day in January each calendar year by the number of shares of our common stock added to the share reserve on that day pursuant to automatic share increase feature of the 2016 Plan. Shares issued under the 2016 Plan may be authorized but unissued or reacquired shares, or shares purchased in the open market.
If an award under the 2016 Plan expires, terminates or is forfeited or cancelled, any shares subject to such award may, to the extent of such expiration, termination, forfeiture or cancellation, be used again for new grants under the 2016 Plan. If the exercise price of an option granted under the 2016 Plan is paid with shares of common stock, then the number of shares available for issuance under the 2016 Plan will be reduced by the net number of shares issued under the exercised option and not by the gross number of shares for which the option was exercised. Upon the exercise of a stock appreciation right under the 2016 Plan, the number of shares available for issuance under the 2016 Plan will be reduced by the net number of shares issued under the stock appreciation right and not by the gross number of shares for which the stock appreciation right was exercised. If shares of common stock are withheld in satisfaction of withholding taxes incurred in connection with the issuance, exercise or vesting of an award, then the authorized number of shares available for issuance under the 2016 Plan will be reduced by the net number of shares issued, exercised or vested under such award.
The 2016 Plan imposes the following limitations on the size of the awards which may be made on a per participant basis:

•	No one person may receive stock options and stand-alone stock appreciation rights for more than 1,058,003 shares of our common stock in the aggregate per calendar year.

•
No one person may receive direct stock issuances or stock-based awards (other than stock options and stand-alone stock appreciation rights) for more than 1,058,003 shares of our common stock in the aggregate per calendar year.

•
The maximum dollar amount for which a participant may receive awards denominated in dollars and subject to one or more performance measures will be limited to $3,000,000 in the aggregate per calendar year within the applicable performance measurement period.

Awards
The 2016 Plan is divided into three incentive programs, which include (i) the discretionary grant program under which eligible persons may be granted options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, or stock appreciation rights, or SARs; (ii) the stock issuance program under which eligible persons may be issued direct stock, restricted stock awards, restricted stock units, performance shares or other stock-based awards; and (iii) the incentive bonus program under which eligible persons may be issued performance unit awards, dividend equivalent rights or cash incentive awards.
Certain awards under the 2016 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Internal Revenue Code, which may impose additional requirements on the terms and conditions of such awards. Awards under the 2016 Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type available for issuance under each of the discretionary grant program, stock issuance program and incentive bonus program follows.
Discretionary Grant Program

•
Stock Options.    Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Internal Revenue Code are satisfied. ISOs may only be granted to our employees. Anyone eligible to participate in the 2016 Plan may receive an award of NSOs. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). To the extent that the aggregate fair market value of shares of our common stock, determined on the date of grant, with respect to which ISOs become exercisable for the first time by an option holder during any calendar year exceeds $100,000, such ISOs will be treated as NSOs. The plan administrator may determine the time or times when a stock option is to become exercisable, the vesting schedule (if any) applicable to a stock option and whether a granted stock option is an ISO or NSO. In general, an option may only be exercised while an option holder is employed by, or providing service to, us or our subsidiaries, unless provided otherwise in the option holder’s award agreement. An option holder may exercise an option by delivering notice of exercise to us. The option holder will pay the exercise price (in the form as provided in the 2016 Plan and the award agreement) and any withholding taxes for the option. The Plan Administrator will have the authority to effect, at any time and from time to time, with the consent of the affected option holders, the cancellation of any or all outstanding options under the 2016 Plan and to grant in substitution therefore new options covering the same or different number of shares with an exercise price per share based on the fair market value per share on the new option grant date.

•
SARs.    Two types of SARs are authorized for issuance under the 2016 Plan, tandem SARs and stand-alone SARs. Tandem SARs entitle their holder to elect to exercise the underlying option in exchange for shares of common stock or, with the consent of the plan administrator, to surrender the option in exchange for an amount equal to the excess of the fair market value of the shares on the date of surrender over the aggregate exercise price of such shares. Stand-alone SARs entitle their holder, upon exercise, to receive from us an amount equal to the excess of the fair market value of the shares on the date of exercise over the aggregate base price of such shares. The base price of a stand-alone SAR will not be less than 100% of the fair market value of the underlying share on the date of grant and the term may not be longer than ten years. The plan administrator may determine the time or times when a SAR is to become exercisable and the vesting schedule (if any) applicable to a SAR. SARs may be settled in cash, shares of common stock or a combination of the two, as determined by the plan administrator.

•	Rights as a Stockholder. Participants will not have any stockholder rights with respect to the shares subject to options or SARs until the award vests and the shares are actually issued.
Stock Issuance Program

•
Restricted Stock, RSUs, Performance Shares and Stock Payments.    Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Performance shares are contractual rights to receive a range of shares of our common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to restricted stock, RSUs and performance shares may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine. Stock payments are awards of fully vested shares of our common stock that may be issued for any of the following items of consideration: cash or check, past services rendered to the company or any other valid consideration.

•
Rights as a Stockholder.    Participants will have full stockholder rights with respect to any shares of stock issued under the stock issuance program, whether or not the participant’s interest in those shares is vested. Accordingly, participants will have the right to vote such shares and to receive any regular cash dividends paid on such shares, subject to any applicable vesting requirements, including (without limitation) the requirement that any dividends paid on shares subject to performance vesting conditions will be held in escrow by us and will not vest or be paid prior to the time those shares vest. Participants will not have any stockholder rights with respect to the shares subject to restricted stock units or share right awards until that award vests and the shares are actually issued. However, dividend equivalents (as described below) may be paid or credited, either in cash or in actual or phantom shares of stock, on outstanding restricted stock unit or share right awards, subject to terms and conditions the plan administrator deems appropriate. No dividend equivalents relating to restricted stock units or share right awards subject to performance vesting conditions will vest or otherwise become payable prior to the time the underlying award (or portion thereof to which the dividend equivalents units relate) vests.
Incentive Bonus Program

•
Cash Awards and Performance Unit Awards.    Cash awards are cash incentive bonuses subject to vesting conditions or performance goals as determined by the plan administrator. Performance unit awards represent the holder’s right to receive cash or participate in a bonus pool, the value of which is tied to the attainment of pre-established corporate objectives and receipt of which may be based on continuing service as determined by the plan administrator.

•
Dividend Equivalents.    Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Performance Awards
Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance objectives that may include but are not limited to: (i) revenue, organic revenue, net sales, or new-product revenue or net sales, (ii) achievement of specified milestones in the discovery and development of the company’s technology or of one or more of the company’s products, (iii) achievement of specified milestones in the commercialization of one or more of the company’s products, (iv) achievement of specified milestones in the manufacturing of one or more of the company’s products, (v) expense targets, (vi) share price, (vii) total shareholder return, (viii) earnings per share, (ix) operating margin, (x) gross margin, (xi) return measures (including, but not limited to, return on assets, capital, equity, or sales), (xii) productivity ratios, (xiii) operating income, (xiv) net operating profit, (xv) net earnings or net income (before or after taxes), (xvi) cash flow (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital), (xvii) earnings before or after interest, taxes, depreciation, amortization and/or stock-based compensation expense, (xviii) economic value added, (xix) market share, (xx) working capital targets, (xxi) achievement of specified milestones relating to corporate partnerships, collaborations, license transactions, distribution arrangements, mergers, acquisitions, dispositions or similar business transactions, and (xxii) employee retention and recruiting and human resources management. Performance goals may be based upon the attainment of specified levels of performance under one or more of these measures relative to the performance of other entities and may also be based on the performance of any of our business units or divisions or any of our affiliates. Each applicable performance goal may be structured at the time of grant to provide for appropriate adjustments or exclusions for unusual or infrequently occurring items or events, and such other events as set forth in the 2016 Plan.
The plan administrator has the authority, consistent with section 162(m) of the Internal Revenue Code, to structure awards under the stock issuance program so that the awards vest upon the achievement of certain pre-established corporate performance objectives based on one or more of the performance goals described above and measured over the performance period specified by the plan administrator.
Certain Transactions
The plan administrator has broad discretion to take action under the 2016 Plan, as well as to make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders, the plan administrator will make equitable adjustments to the 2016 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2016 Plan), each outstanding award under the discretionary grant program and stock issuance program may, as determined by the plan administrator, be continued or assumed by the successor entity, be replaced with a cash incentive program of the successor entity or be subject to other limitations as imposed by the plan administrator at the time of grant. However, if the plan administrator determines that any outstanding award is not to be continued, assumed or replaced, such award shall become fully vested and exercisable. Awards under the incentive bonus program may be structured by the plan administrator such that those awards automatically vest upon a change in control of our company or upon the holder’s subsequent termination within a specified period following a change in control and any performance-based vesting conditions may be converted into service-based vesting conditions that will vest upon the completion of a service period coterminous with the portion of the performance period remaining at the time of the change in control. Individual award agreements may provide for additional accelerated vesting and payment provisions as determined by the plan administrator.

No award under the 2016 Plan affects the right of the company to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.
Foreign Participants, Clawback Provisions, Transferability, and Participant Payments
The plan administrator has authority to adopt and implement from time to time such addenda or subplans to the 2016 Plan as it deems necessary in order to bring the 2016 Plan into compliance with applicable laws and regulations of any foreign jurisdictions in which grants or awards are to be made under the Plan or to obtain favorable tax treatment in those foreign jurisdictions for the individuals to whom the grants or awards are made. All awards will be subject to the provisions of any clawback, recoupment or similar policy implemented by our company to the extent set forth in such policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2016 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant.
With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2016 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a market sell order or such other consideration as it deems suitable.
Plan Expiration, Amendment and Termination
The board of directors may amend or terminate the 2016 Plan at any time; however, stockholder approval will be required for any amendment that increases the number of shares available under the 2016 Plan or to the extent such approval is required under applicable law, regulation or stock exchange listing rule. No amendment of the 2016 Plan may adversely affect the rights and obligations of outstanding awards without the award holder’s consent. The 2016 Plan will expire on the first to occur of (i) May 2, 2026, (ii) the date on which all shares available for issuance under the 2016 Plan shall have been issued as fully vested shares or (iii) the termination of all outstanding awards in connection with a change in control. Should the 2016 Plan terminate on May 2, 2026, then all awards outstanding at that time will continue to have force and effect in accordance with the provisions of the documents evidencing the awards.
Director Compensation
Directors who are employees of us or our principal stockholders have not historically received compensation for their services on our board of directors. During 2017, certain of our non-employee directors who were not employees of our principal stockholders received annual cash retainers of $35,000 as compensation for their services on our board as indicated in the table below. In addition, we have from time to time granted stock option awards to certain non-employee directors as compensation for their service on our board.

The table below shows information regarding compensation earned during the year ended December 31, 2017 by our non-employee directors who served on our board of directors during 2017.

Name	Fee Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Luke Düster	—	—	—
Katherine D. Crothall, Ph.D.	$37,000	$50,589	$87,589
Rodney Altman, M.D.	$44,000	$50,589	$94,589
Peter Devlin	$61,583	$50,589	$112,172
Brian K. Roberts	$50,000	$50,589	$100,589
Joseph M. Mandato, D.M.	$40,000	$50,589	$90,589
(1)
Represents the aggregate grant-date fair value of stock options granted during 2017 and still outstanding as at December 31, 2017, computed in accordance with ASC Topic 718, excluding the effect of estimated forfeitures.

The following table provides information about the options held by our non-employee directors as of December 31, 2017.

Name	Aggregate Option Awards Outstanding (#)
Luke Düster	—
Katherine D. Crothall, Ph.D.	14,075	(1)
Rodney Altman, M.D.	14,075	(2)
Peter Devlin	14,075	(2)
Brian K. Roberts	14,075	(3)
Joseph M. Mandato, D.M.	14,075	(1)
(1)
As of December 31, 2017, 5,575 shares underlying this option were vested. The shares underlying this option vest in equal quarterly installments over eight quarters. The shares underlying this option vest in full on June 23, 2019.

(2)
As of December 31, 2017, 6,168 shares underlying this option were vested and the remaining shares vest in equal quarterly installments over eight quarters. The shares underlying this option vest in full on June 23, 2019.

(3)
As of December 31, 2017, 5,871 shares underlying this option were vested and the remaining shares vest in equal quarterly installments over eight quarters. The shares underlying this option vest in full on June 23, 2019.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS
The following is a description of transactions since January 1, 2015, in which we were a party and the amount involved exceeded or will exceed $120,000, and in which any of our executive officers, directors, or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or amounts that would be paid or received, as applicable, in arm’s-length transactions with unrelated third parties.
Preferred Stock Financings
Series D Preferred Stock Financing
In June 2014, in connection with the reorganization of Valeritas Holdings LLC, or Holdings LLC, we issued and sold to investors in private placements an aggregate of 2,195,122 shares of Valeritas, Inc.’s, which was a private company at such time, Series D Preferred Stock at a purchase price of $10.00 per share, for aggregate consideration of $22.0 million. In July 2014, we issued and sold to investors in private placements an aggregate of 548,780 shares of our Series D Preferred Stock at a purchase price of $10.00 per share, for aggregate consideration of $5.4 million. In addition, the second Series D closing, the third Series D closing and the fourth Series D closing occurred in December 2014, January 2015 and February 2015, respectively.
On May 18 and September 28, 2015, 514,321 and 3,001,526 shares of Series D Preferred and accrued payment-in-kind , or PIK, dividends, respectively, held by certain stockholders were converted to common stock of Valeritas due to such stockholders not participating in the full pro-rata amount stated within the respective stock purchase agreements in the subsequent Series AA and Series AB financings (as described below). The common stock issued as a result of this conversion included 963,826 shares issued to entities affiliated with Welsh, Carson, Anderson & Stowe, 724,889 shares issued to entities affiliated with Pitango Venture Capital, 343,363 shares issued to entities affiliated with MPM Capital, 140,983 shares issued to entities affiliated with ONSET Ventures, 311,471 shares issued to entities affiliated with Auda Capital, 228,647 shares issued to Abingworth Ventures V, L.P. and 417,122 shares issued to Full Succeed International Limited.
Immediately prior to the 2016 Merger, all outstanding shares of Valeritas’ Series D Preferred Stock were cancelled.
Series AA Financing
On May 18, 2015, Valeritas, which was a private company at such time, issued and sold to investors in private placements an aggregate of 12,145,168 shares of Series AA Preferred Stock for aggregate consideration of $15.2 million.
On September 28, 2015, 5,615,632 shares of Series AA Preferred Stock held by certain stockholders were converted to common stock of Valeritas due to such stockholders not participating to the full pro-rata amount stated within respective stock purchase agreement in the subsequent Series AB financing. The common stock issued as a result of this conversion included 2,400,000 shares issued to entities affiliated with Welsh, Carson, Anderson & Stowe, 820,088 shares issued to entities affiliated with MPM Capital, 948,592 shares issued to entities affiliated with Auda Capital, 819,136 shares issued to Abingworth Ventures V, L.P., 517,464 shares issued to Full Succeed International Limited. All private company common shares were canceled upon the 2016 Merger.
Immediately prior to the 2016 Merger, all outstanding shares of Valeritas’ Series AA Preferred Stock were cancelled.
Series AB Financing
On September 28, 2015, Valeritas, which was a private company at such time, issued and sold to investors in private placements an aggregate of 2,614,767 shares of Series AB Preferred Stock for aggregate consideration of $3.3 million. On November 13, 2015, we sold an additional 2,215,462 shares of Series AB Preferred Stock for aggregate consideration of $2.8 million. On December 24, 2015, we sold an additional 2,009,631 shares of Series AB Preferred Stock for aggregate consideration of $2.5 million. In addition, on January 29, 2016, we closed the sale of an additional 4,400,000 shares of Series AB Preferred Stock and warrants to purchase an additional 16,000,000 shares of Series AB Preferred Stock for aggregate consideration of $5.8 million, and on February 29, 2016, the sale of an additional 255,430 shares of Series AB Preferred Stock and warrants to purchase an additional 928,838 shares of Series AB Preferred Stock for aggregate consideration of $319,287. During February, March and April of 2016, Capital Royalty Group, or CRG, exercised warrants with respect to 5,900,000 Series AB Preferred Stock for aggregate consideration of $7,375,000. Mr. Düster, a member of our board of directors, is an affiliate of CRG. Immediately prior to the 2016 Merger, all outstanding shares of Series AB Preferred Stock were converted to common stock at conversion rate of 0.02982. All outstanding warrants that were not exercised were cancelled immediately prior to the 2016 Merger. In connection with the Series AB Financing, 14,393,596 shares of Series AB Preferred Stock were issued to entities affiliated with Capital Royalty Group, 1,011,492 shares were issued to entities affiliated with Pitango Venture

Capital, 411,661 shares were issued to entities affiliated with MPM Capital, and 334,113 shares were issued to entities affiliated with ONSET Ventures.
On September 28, 2015, 3,001,526 shares of Series D and accrued PIK dividends and 5,615,632 shares of Series AA were converted to common stock of Valeritas for not participating in the full pro-rata amount stated within the respective stock purchase agreements in the Series AB financing.
Investors’ Rights Agreement
We entered into an Investors’ Rights Agreement on June 19, 2014, with Holdings LLC and the other holders of our Preferred Stock, including entities with which certain of our former directors are affiliated, and the holders of units of Holdings LLC, including entities with which certain of our former directors are affiliated. This agreement was terminated upon the cancellation of Holdings LLC in March 2016. This agreement provided for certain rights relating to the registration of the shares of common stock held by Holdings LLC, the common stock distributable to holders of units of Holdings LLC upon liquidation of Holdings LLC and common stock issuable upon conversion of the Preferred Stock, and a right of first offer to our preferred shareholders and the holders of units of Holdings LLC to purchase future securities sold by us.
Capital Royalty Group Term Loan
On May 23, 2013, we entered into a $50.0 million term loan with Capital Royalty, or the Term Loan, structured as a senior secured loan with a six-year term. The Term Loan is secured by substantially all of our assets, including our material intellectual property. The Term Loan bears interest at 11% per annum and compounds annually. Until the third anniversary of the Term Loan, we had the option to pay quarterly interest of 7.5% in cash and 3.5% payment-in-kind or PIK interest which is added to the aggregate principal amount of the Term Loan on the last day of each quarter. Thereafter, interest on the Term Loan was payable only in cash. The Term Loan contained a minimum revenue covenant, which was $50.0 million for 2015.
Certain events of default that occurred led us to enter into a series of forbearance agreements with Capital Royalty. The initial forbearance agreement was entered on May 18, 2015 and has subsequently been amended five times. The forbearance agreements, as amended in 2015, contained a number of terms and conditions in exchange for Capital Royalty’s agreement to forbear. The forbearance agreement imposed an interest rate at the default interest rate of 15% per annum and a prepayment premium of 4% on the aggregate outstanding balance on the date of the repayment. As of December 31, 2015, the parties deferred the forbearance expiration date again to January 22, 2016.
On January 22, 2016, we amended the forbearance agreement to extend the forbearance period to March 31, 2016. As part of the terms within the forbearance agreement, dated January 29, 2016, we issued warrants to Capital Royalty exercisable into 16,000,000 shares of private company Series AB Preferred Stock of the private company at $1.25 per share. On March 25, 2016, we amended the forbearance agreement to extend the expiration of the forbearance period to April 30, 2016 and included a number of events that could trigger an earlier expiration of the forbearance agreement.
Concurrently with the closing of the 2016 Merger on May 3, 2016, we restructured the Term Loan and executed a forbearance termination agreement whereby the forbearance agreement was terminated. Capital Royalty converted its outstanding accrued interest and prepayment premium of $16.5 million into 8,609,824 shares of private company Series AB preferred stock and 4,649,859 shares of private company common stock. The private company Series AB shares were then converted into 256,744 of our common stock upon the 2016 Merger and all private company common shares were canceled upon the 2016 Merger. The principal balance was restated as $50.0 million with interest rate charged at 11% per annum, which is PIK interest through June 30, 2018 and then both PIK and cash interest thereafter. The restructured Term Loan requires quarterly interest payments during the term of the loan, which are set to commence on June 30, 2018. The repayment of principal on amounts borrowed under the Term Loan is scheduled to be completed on March 31, 2021.
On February 9, 2017, we entered into an agreement with Capital Royalty to, among other things, reduce the amount required by this liquidity covenant to $2.0 million. The minimum cash balance covenant would, however, revert back to $5.0 million if we were not able to consummate an underwritten public offering with gross proceeds of at least $40.0 million prior to December 31, 2017. This condition was satisfied upon the closing of our March 2017 public offering.
Debt Conversion
On February 14, 2017, we entered into an agreement with Capital Royalty and WCAS Capital Partners IV, L.P., or WCAS, whereby, upon completion of an underwritten public offering with gross proceeds of at least $40.0 million prior to December 31, 2017, approximately $27.5 million of the outstanding principal amount of our debt, including the Term Loan, would convert into shares of our to-be-designated Series A Convertible Preferred Stock, at a price set forth in the executed definitive documents. On March 22, 2017, the debt was converted into an aggregate of 2,750,000 shares of our Series A Convertible Preferred Stock.

Management Services Agreement with Welsh, Carson, Anderson & Stowe XI, L.P.
On September 8, 2011, we entered into a Management Services Agreement with Welsh, Carson, Anderson & Stowe XI, L.P. Certain affiliates of Welsh Carson, Anderson & Stowe XI, L.P. were also Series D Preferred shareholders. Under the terms of this agreement, we received strategic, managerial and operational advice in exchange for an annual fee of $0.5 million. We paid cash and incurred an expense of $0.1 million related to this management fee for the year ended December 31, 2015. On May 15, 2015, both parties terminated the Management Services Agreement.
WCAS Capital Partners Note Payable
In 2011, concurrently with the issuance of Series C Preferred Stock, we issued a $5.0 million senior subordinated note, or the WCAS Note, to WCAS. Amounts due under the WCAS Note originally bore interest at 10% per annum, payable semi-annually. On May 23, 2013, the WCAS Note was amended such that the note bore interest at 12% per annum, and all interest accrues as compounded PIK interest and is added to the aggregate principal amount of the loan semi-annually. The then outstanding principal amount of the WCAS Note, including accrued PIK interest, is due in full in September 2021.
Concurrently with the closing of the 2016 Merger, we restructured the WCAS Note. WCAS converted its outstanding accrued interest and fees of $2.1 million to 1,660,530 shares of private company Series AB preferred stock, which were then converted into 49,526 shares of our common stock upon closing of the 2016 Merger.
The principal balance was restated as $5.0 million with 10% per annum payable entirely as PIK interest and debt maturity date set at September 8, 2021. No interest payments are required during the term of the loan. The principal balance and any interest accrued during the term of the loan are due on the maturity date.
March 2017 Public Offering
Certain of our shareholders, including entities affiliated with CRG, purchased an aggregate of 4,000,000 shares of our common stock in our March 2017 public offering at the public offering price of $10.00 per share.
Indemnification Agreements
We have entered into indemnification agreements with each of our directors. These agreements, among other things, require us to indemnify each director (and in certain cases their related venture capital funds) to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director.
Policies and Procedures for Related Person Transactions
Our board of directors has adopted a written related person transaction policy setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In accordance with SEC rules, shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the applicable table below are deemed beneficially owned by the holders of such options and warrants and are deemed outstanding for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person. Subject to community property laws, where applicable, the persons or entities named in the tables below have sole voting and investment power with respect to all shares of our common stock indicated as beneficially owned by them.
The following table sets forth information with respect to the beneficial ownership of our common stock as of April 12, 2018, or the Determination Date, by (i) each stockholder known by us to be the beneficial owner of more than 5% of our common stock (our only classes of voting securities), (ii) each of our directors and executive officers, and (iii) all of our directors and executive officers as a group. To the best of our knowledge, except as otherwise indicated, each of the persons named in the table has sole voting and investment power with respect to the shares of our common stock beneficially owned by such person, except to the extent such power may be shared with a spouse. To our knowledge, none of the shares listed below are held under a voting trust or similar agreement, except as noted.
Unless otherwise indicated in the following table, the address for each person named in the table is c/o Valeritas Holdings, Inc., 750 Route 202 South, Suite 600, Bridgewater, NJ 08807.

Name and address of beneficial owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (1)
5% and Greater Stockholders
Capital Royalty L.P.(2) 1000 Main St. Suite 2500 Houston, TX 77002	7,685,968	80.6%
Named Executive Officers and Directors
John E. Timberlake (3)	139,112	1.9
Leisa Swanson	—	*
Kristine Peterson	—	*
Matt Nguyen(4)	48,972	*
Erick Lucera(5)	28,940	*
Geoffrey Jenkins(6)	97,662	1.4
Joseph Saldanha	—	*
Luke Düster 1000 Main St. Suite 2500 Houston, TX 77002	—	*
Rodney Altman, M.D.(7)	8,225	*
Peter Devlin(8)	11,225	*
Brian Roberts(9)	8,729	*
Joe Mandato, D.M.(10)	12,632	*
Katherine Crothall, Ph.D.(11)	7,632	*
All of our directors and executive officers as a group (13 Persons)	363,129	4.9%
* Less than 1%

(1)
Percentage ownership is based on 7,037,782 shares of common stock outstanding as of the Determination Date, together with securities exercisable or convertible into shares of common stock within 60 days after the Determination Date, for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(2)
Includes (a) 576,686 shares of common stock and 273,648 shares of Series A Convertible Preferred Stock ("Preferred Stock") held by Capital Royalty Partners II L.P. (“Capital Royalty Partners II”), (b) 210,773 shares of common stock and 96,705 shares of Preferred Stock held by Capital Royalty Partners II (Cayman) L.P. (“Capital Royalty Partners Cayman”), (c) 645,058 shares of common stock and 306,397 shares of Preferred Stock held by Capital Royalty Partners II Parallel Fund “A” L.P. (“Capital Royalty Partners A”), (d) 2,687,061 shares of common stock and 500,250 shares of Preferred Stock held by Capital Royalty Partners II Parallel Fund “B” (Cayman) L.P. (“Capital Royalty Partners B”), and (e) 1,066,390 shares of common stock and 1,323,001 shares of Preferred Stock held by Parallel Investment Opportunities Partners II, L.P. (“Parallel Partners”). Capital Royalty Partners II, Capital Royalty Partners Cayman, Capital Royalty Partners A, Capital Royalty Partners B, and Parallel Partners are indirectly wholly owned by Capital Royalty L.P. (“Capital Royalty”). As the sole and managing member of Capital Royalty, Charles Tate may be deemed to beneficially own such shares of common stock held by Capital Royalty Partners II, Capital Royalty Partners Cayman, Capital Royalty Partners A, Capital Royalty Partners B, and Parallel Partners.

(3)	Consists of 33,537 shares of unrestricted common stock and 105,575 shares of common stock underlying options that are vested and exercisable within 60 days of the Determination Date.
(4)	Consists of 8,250 shares of unrestricted common stock, and 40,722 shares of common stock underlying options that are vested and exercisable within 60 days of the Determination Date.
(5)	Consists of 4,500 shares of unrestricted common stock and 24,440 shares of common stock underlying options that are vested and exercisable within 60 days of the Determination Date.
(6)	Consists of 6,850 shares of unrestricted common stock and 90,812 shares of common stock underlying options that are vested and exercisable within 60 days of the Determination Date.
(7)	Represents 8,225 shares of common stock underlying options that are vested and exercisable within 60 days of the Determination Date.
(8)	Consists of 3,000 shares of unrestricted common stock and 8,225 shares of common stock underlying options that are vested and exercisable with 60 days of the Determination Date.
(9)	Consists of 800 shares of unrestricted common stock and 7,929 shares of common stock underlying options that are vested and exercisable within 60 days of the Determination Date.
(10)	Consists of 5,000 shares of unrestricted common stock and 7,632 shares of common stock underlying options that are vested and exercisable within 60 days of the Determination Date.
(11)	Represents 7,632 shares of common stock underlying options that are vested and exercisable within 60 days of the Determination Date.

DESCRIPTION OF CAPITAL STOCK
We have authorized capital stock consisting of 300,000,000 shares of common stock, par value $0.001 per share and 50,000,000 shares of preferred stock, par value $0.001 per share. As of December 31, 2017, we had 7,007,782 shares of common stock issued and outstanding, and 2,750,000 shares of preferred stock issued and outstanding.
Common Stock
The holders of outstanding shares of common stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends at such times and in such amounts as our board of directors from time to time may determine. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. There is no cumulative voting of the election of directors then standing for election. The common stock is not entitled to pre-emptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of our company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock after payment of liquidation preferences, if any, on any outstanding payment of other claims of creditors. Each outstanding share of common stock is duly and validly issued, fully paid and non-assessable.
Preferred Stock

Shares of preferred stock may be issued from time to time in one or more series, each of which will have such distinctive designation or title as shall be determined by our Board of Directors prior to the issuance of any shares thereof. Preferred stock will have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of preferred stock as may be adopted from time to time by our board of directors prior to the issuance of any shares thereof. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of our capital stock entitled to vote generally in the election of the directors, voting together as a single class, without a separate vote of the holders of the preferred stock, or any series thereof, unless a vote of any such holders is required pursuant to any preferred stock designation.

Shares of Series A Preferred Stock are convertible at the option of the holder at any time into shares of our common stock at a conversion rate determined by dividing the Series A Original Issue Price by the Series A Conversion Price (both as defined in the Certificate of Designation) in effect at the time of conversion. This formula initially results in a one-to-one conversion ratio. The Series A Conversion Price is subject to adjustment for stock splits and the like subsequent to the date of issuance of the Series A Preferred Stock. On or after January 1, 2021, at our option, if we have achieved an average market capitalization of at least $300 million for our most recent fiscal quarter, we may elect to automatically convert all of the outstanding shares of Series A Preferred Stock into shares of our common stock. The holders of shares of Series A Preferred Stock are entitled to receive annual dividends at a rate of $8 per every $100 of Series A Preferred Stock, payable either in cash or in shares of our common stock, at each holder’s election; provided, that to the extent any holder elects to receive cash dividends, such dividends shall accrue from day to day and be payable only upon a Deemed Liquidation Event (as defined in the Certificate of Designation) or such other dates as the Board of Directors shall approve. The shares of Series A Preferred Stock has no voting rights. We have the right to redeem all or less than all of the Series A Preferred Stock, at any time, at a price equal to the Series A Conversion Price, as adjusted, plus any accrued but unpaid dividends. In the event of a Deemed Liquidation Event the holders of Series A Preferred Stock are eligible to receive the greater of (i) $27.5 million, plus accrued but unpaid dividends or (ii) what they would have received as a holder of common stock had they converted their shares of Series A Preferred Stock into shares of our common stock immediately prior to the Deemed Liquidation Event. To the extent permitted under Delaware law, the holders of shares of Series A Preferred Stock have the right to prevent us from liquidating, dissolving, amending our governing documents in a manner that affects the rights of the Series A Preferred Stock, authorizing shares of capital stock on parity or senior to the Series A Preferred Stock, or issuing any shares of Series A Preferred Stock to any individual, entity or person other than CRG or WCAS.

The issuance of such preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. We cannot yet state the actual effects of the potential issuance of any other shares of preferred stock, on the rights of holders of the common stock until our board of directors determines the specific rights of the holders of such other preferred stock that might be issued; however, these effects may include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control without further action by the stockholders.
Other than in connection with the issuance of shares of Series A Preferred Stock, and other potential issuances of shares of preferred stock (as explained above), which preferred stock is not currently designated nor contemplated by us, we do not believe that any provision of our amended and restated certificate of incorporation or amended and restated by-laws would delay, defer or prevent a change in control.
Warrants
As of December 31, 2017 warrants issued to certain placement agents entitle their holders to purchase 10,390 shares of common stock, with a term of five years and a weighted average exercise price of $16.22 per share, referred to as the Placement Agent Warrants.
The Placement Agent Warrants contain “weighted average” anti-dilution protection in the event that we issue common stock or securities convertible into or exercisable for shares of common stock at a price lower than the subject warrant’s exercise price whereby the exercise price of the warrants is reduced but the number of shares of common stock are not increased, subject to certain customary exceptions, as well as customary provisions for adjustment in the event of stock splits, subdivision or combination, mergers, etc. In lieu of making a cash payment otherwise contemplated to be made upon such exercise of such warrant, the holders of the Placement Agent Warrants may elect instead to receive (either in whole or in part) the number of shares of common stock determined according to a formula set forth in the Placement Agent Warrants.
This summary descriptions of the warrants described above is qualified in their entirety by reference to the forms of such warrants filed as an exhibit to the registration statement of which this prospectus forms a part.
Options and Restricted Stock
As of December 31, 2017, options to purchase 1,661,750 shares of our common stock were outstanding under our 2016 Plan, with a weighted average exercise price of approximately $11.96. In addition, 47,658 shares of vested restricted stock were outstanding under our 2016 Plan.
Other Convertible Securities
As of the date hereof, other than the securities described above, we do not have any outstanding convertible securities.
Anti-Takeover Effects of Provisions of our Certificate of Incorporation, our Bylaws and Delaware Law
Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the price of our common stock.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute
We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate takeovers. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the price of our common stock.
Undesignated Preferred Stock
The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management.

Special Stockholder Meetings
Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our board of directors, chairperson of the board, our chief executive officer, or in the absence of a chief executive officer, the president.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.
Elimination of Stockholder Action by Written Consent
Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.
Classified Board; Election and Removal of Directors
Our board of directors is divided into three classes. The directors in each class serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of our common stock outstanding will be able to elect all of our directors. In addition, our directors may not be removed without cause, and removal of our directors for cause will require an affirmative vote of at least two-thirds of the shares of our common stock outstanding. For more information on the classified board of directors, see the section titled “Management.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.
Choice of Forum
Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.
The provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
 Transfer Agent
The transfer agent and registrar for our common stock is West Coast Stock Transfer, Inc. The transfer agent and registrar’s address is 721 N. Vulcan Ave., Ste. 205, Encinitas, California 92024 and its telephone number is (619) 664-4780.

UNDERWRITING

We and Oppenheimer & Co. Inc., acting as the representative of the underwriters, have entered into an underwriting agreement, dated , with respect to the shares of common stock being offered. Oppenheimer & Co. Inc. and National Securities Corporation are the underwriters in this offering. Subject to certain conditions, the underwriters have agreed to purchase the number of shares indicated on the cover of this prospectus.
The underwriters are offering the shares of common stock subject to its acceptance of such shares from us and subject to prior sale, and subject to the underwriters’ right to reject any order (in whole or in part). The underwriters are committed to take and pay for all of the shares of common stock being offered, if any are taken.
The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares.
Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares
Oppenheimer & Co. Inc. ...........................................................................................
National Securities Corporation.................................................................................
Total............................................................................................................................
The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.
The shares should be ready for delivery on or about against payment in immediately available funds, which is the 2nd business day following the date of this prospectus. The settlement may affect the trading of the shares on the date of this prospectus and on the following business days. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representative has advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representative may offer some of the shares to other securities dealers at such price less a concession of $ per share. After the shares are released for sale to the public, the representative may change the offering price and other selling terms at various times.
We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 1,650,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $23.0 million, and the net proceeds to us will be approximately $20.8 million. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Oppenheimer & Co. Inc. ………………………....
National Securities Corporation ………………....
Total ………………………………………...........

We estimate that total expenses of the offering, excluding the underwriting discount, will be approximately $825,000.
In addition, we have granted to the representative a right to act as lead or joint-lead underwriter or placement agent, with not less than 35% of the economics related to such role or roles, with respect to additional raises of funds by means of a public offering or private placement of equity or debt securities during the 12 months following the completion of this offering, subject to FINRA Rule 5110(f)(2)(D)(ii).
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
We and our officers, directors and certain shareholders have agreed to a 90-day “lock up” with respect to shares of common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period 90 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative, Oppenheimer & Co. Inc.
The underwriters have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.
The offering price for the shares has been determined by us and the underwriters, based on the following factors:

•	the history and prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future business and earning potential;

•	our management;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of securities of generally comparable companies;

•	the market capitalization and stages of development of other companies which we and the underwriters believe to be comparable to us; and

•	other factors deemed to be relevant.
Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•
Stabilizing transactions - The underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•
Over-allotments and syndicate covering transactions - The underwriters may sell more shares of our common stock in connection with this offering than the number of shares than they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•
Penalty bids - If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

•
Passive market making - Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.
Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq Capital Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.
Electronic Delivery of Prospectus: A prospectus in electronic format may be delivered to potential investors by one or more of the underwriters participating in this offering. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

BELGIUM

The offering is exclusively conducted under applicable private placement exemptions and therefore it has not been and will not be notified to, and this document or any other offering material relating to the shares of common stock has not been and will not be approved by, the Belgian Banking, Finance and Insurance Commission (“Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen”). Any representation to the contrary is unlawful.

Each underwriter has undertaken not to offer sell, resell, transfer or deliver directly or indirectly, any shares of common stock, or to take any steps relating/ancillary thereto, and not to distribute or publish this document or any other material relating to the shares of common stock or to the offering in a manner which would be construed as: (a) a public offering under the Belgian Royal Decree of 7 July 1999 on the public character of financial transactions; or (b) an offering of shares of common stock to the public under Directive 2003/71/EC which triggers an obligation to publish a prospectus in Belgium. Any action contrary to these restrictions will cause the recipient and the issuer to be in violation of the Belgian securities laws.

FRANCE

Neither this prospectus nor any other offering material relating to the shares of common stock has been submitted to the clearance procedures of the Autorité des marchés financiers in France. The shares of common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares of common stock has been or will be: (a) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (b) used in connection with any offer for subscription or sale of the shares of common stock to the public in France. Such offers, sales and distributions will be made in France only: (i) to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in and in accordance with Articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; (ii) to investment services providers authorised to engage in portfolio management on behalf of third parties; or (iii) in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des marchés financiers, does not constitute a public offer (appel public à l’épargne). Such shares of common stock may be resold only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

UNITED KINGDOM

The underwriter has represented, warranted and agreed that:

(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any securities in circumstances in which section 21(1) of the FSMA does not apply to the Company; and

(b)	it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom

 EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State other than the offers contemplated in this prospectus in name(s) of Member State(s) where prospectus will be approved or passported for the purposes of a non-exempt offer once this prospectus has been approved by the competent authority in such Member State and published and passported in accordance with the Prospectus Directive as implemented in name(s) of relevant Member State(s) except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)
to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the representative to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d)
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

ISRAEL

In the State of Israel, the shares of common stock offered hereby may not be offered to any person or entity other than the following:

(a)	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

(b)	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

(c)
an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, (d) a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(d)
a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(e)
a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

(f)	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(g)	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

(h)
a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

(i)	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

(j)
an entity, other than an entity formed for the purpose of purchasing shares of common stock in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the shares of common stock offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

ITALY

The offering of the shares of common stock offered hereby in Italy has not been registered with the Commissione Nazionale per la Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, the shares of common stock offered hereby cannot be offered, sold or delivered in the Republic of Italy (“Italy”) nor may any copy of this prospectus or any other document relating to the shares of common stock offered hereby be distributed in Italy other than to professional investors (operatori qualificati) as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July, 1998 as subsequently amended. Any offer, sale or delivery of the shares of common stock offered hereby or distribution of copies of this prospectus or any other document relating to the shares of common stock offered hereby in Italy must be made:

(a)
by an investment firm, bank or intermediary permitted to conduct such activities in Italy in accordance with Legislative Decree No. 58 of 24 February 1998 and Legislative Decree No. 385 of 1 September 1993 (the “Banking Act”);

(b)	in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy; and

(c)	in compliance with any other applicable laws and regulations and other possible requirements or limitations which may be imposed by Italian authorities.

SWEDEN

This prospectus has not been nor will it be registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this prospectus may not be made available, nor may the shares of common stock offered hereunder be marketed and offered for sale in Sweden, other than under circumstances which are deemed not to require a prospectus under the Financial Instruments Trading Act (1991: 980). This offering will only be made to qualified investors in Sweden. This offering will be made to no more than 100 persons or entities in Sweden.

SWITZERLAND

The shares of common stock offered pursuant to this prospectus will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to art. 652a or art. 1156 of the Swiss Federal Code of Obligations. The issuer has not applied for a listing of the shares of common stock being offered pursuant to this prospectus on the SWX Swiss Exchange or on any other regulated securities market, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the relevant listing rules. The shares of common stock being offered pursuant to this prospectus have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of shares of common stock.

Investors are advised to contact their legal, financial or tax advisers to obtain an independent assessment of the financial and tax consequences of an investment in shares of common stock.

AUSTRALIA

No prospectus or other disclosure document as defined in the Corporations Act 2001 of Australia in relation to the shares of common stock has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Each underwriter has represented and agreed that it:

(i)
has not made or invited, and will not make or invite, an offer of the shares of common stock for issue or sale in Australia, including an offer or invitation which is received by a person in Australia; and

(ii)
has not distributed or published, and will not distribute or publish, the prospectus or any other offering material or advertisement relating to the shares of common stock in Australia, unless, in either case (i) or (ii):

(a)
the minimum aggregate consideration payable by each offeree or invitee is at least A$500,000 (or its equivalent in other currencies), disregarding moneys lent by the offeror or its associates, or the offer otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Australian Corporations Act; and

(b)	such action complies with all applicable laws and regulations.

LEGAL MATTERS
Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Princeton, New Jersey. Certain legal matters related to this offering will be passed upon for the underwriters by Ellenoff Grossman & Schole LLP, New York, New York.

EXPERTS
The consolidated financial statements of Valeritas Holdings, Inc. and its subsidiary, Valeritas, Inc., as of December 31, 2017 and 2016 and for each of the years in the two-year period ended December 31, 2017, incorporated in this Prospectus by reference have been audited by Friedman LLP, independent registered public accountants, as stated in their report thereon (which includes an explanatory paragraph referring to our ability to continue as a going concern), and are incorporated herein by reference, in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, on official business days during the hours of 10:00 am and 3:00 pm. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. All filings we make with the SEC are also available on the SEC’s web site at http://www.sec.gov. Our website address is http://www.valeritas.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document.
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus is part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement. For further information with respect to us and the shares we are offering pursuant to this prospectus, you should refer to the complete registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and you should refer to the copy of that contract or other documents filed as an exhibit to the registration statement. You may read or obtain a copy of the registration statement at the SEC’s public reference room and website referred to above.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede that information. Any statement contained in a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or replaces that statement.

We incorporate by reference our documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act in this prospectus, between the date of this prospectus and the termination of the offering of the securities described in this prospectus. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed below or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or related exhibits furnished pursuant to Item 9.01 of Form 8-K.

This prospectus and any accompanying prospectus supplement incorporate by reference the documents set forth below that have previously been filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 28, 2018; and

•
Our Current Reports on Form 8-K (other than information furnished rather than filed) filed with the SEC on January 8, 2018, January 9, 2018, January 17, 2018; January 29, 2018; February 22, 2018; March 12, 2018; March 13, 2018; April 9, 2018 and April 13, 2018.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering, including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

You may request a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents) by writing or telephoning us at the following address:

Valeritas Holdings, Inc.
750 Route 202 South, Suite 600
Bridgewater, NJ 08807
(908) 927-9920

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus and any accompanying prospectus supplement.

11,000,000 Shares
Valeritas Holdings, Inc.
Common Stock

PROSPECTUS

Oppenheimer & Co.	National Securities Corporation

Prospectus dated                     , 2018

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.
Set forth below is an estimate (except for registration fees, which are actual) of the approximate amount of the types of fees and expenses listed below that were paid or are payable by us in connection with the issuance and distribution of the shares of common stock to be registered by this registration statement. None of the expenses listed below are to be borne by any of the selling stockholders named in the prospectus that forms a part of this registration statement.

Item	Amount to be paid
SEC registration fee................................................................................................................................................	$2,897.96
Nasdaq listing fee....................................................................................................................................................	65,000.00
Printing and engraving expenses.............................................................................................................................	25,000.00
Legal fees and expenses..........................................................................................................................................	550,000.00
Accounting fees and expenses................................................................................................................................	150,000.00
Transfer agent fees and expenses............................................................................................................................	10,000.00
Miscellaneous expenses..........................................................................................................................................	22,102.04

Total.........................................................................................................................................................................	825,000.00

Item 14. Indemnification of Directors and Officers.
As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

▪	any breach of the director’s duty of loyalty to us or our stockholders;

▪	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

▪	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

▪	any transaction from which the director derived an improper personal benefit.
These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.
As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that that:

▪	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

▪
we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

▪	the rights provided in our amended and restated bylaws are not exclusive.

Our amended and restated certificate of incorporation and our amended and restated bylaws provide for the indemnification provisions described above and elsewhere herein. We have also entered into separate indemnification agreements with our directors that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These agreements will provide for the indemnification of our directors for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents.
These indemnification agreements also generally require us to advance any expenses incurred by the directors as a result of any proceeding against them as to which they could be indemnified. These indemnification agreements generally require us, among other things, to indemnify our directors against liabilities that may arise by reason of their status or service as directors, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities.
Issuance of Shares of Capital Stock
Set forth below is information regarding shares of capital stock issued by Valeritas, Inc., a Delaware corporation, referred to as Valeritas or the private company, which we acquired in the 2016 Merger, and us since January 1, 2014 that were not registered under the Securities Act. All share and per share stock numbers in this section are after giving effect to the 4.0486 conversion of our common stock in connection with the Re-Domicile on April 14, 2016, and the 2016 Merger on May 3, 2016, in which each share of Valeritas’ Series AB Preferred Stock outstanding at the time of the 2016 Merger was automatically converted into shares of our common stock at the conversion ratio of 0.02982. All outstanding shares of Valeritas’ common stock, Series D Preferred Stock, Series AA Preferred Stock and associated warrants were retired and cancelled.

1.	On January 2, 2015, Valeritas issued 195,122 shares of Series D Preferred Stock for aggregate consideration of $2.0 million to an accredited investor.

2.	On February 27, 2015, Valeritas issued 85,000 shares of Series D Preferred Stock for aggregate consideration of $0.9 million to accredited investors.

3.	On February 27, 2015, Valeritas issued warrants to purchase 1,802 shares of its common stock with an exercise price of $0.013 per share to accredited investors.

4.	On February 28, 2015, Valeritas issued warrants to purchase 3,750 shares of its Series D Preferred Stock with an exercise price of $13.00 per share to accredited investors.

5.	On May 18, 2015, Valeritas issued 12,145,168 shares of Series AA Preferred Stock for aggregate consideration of $15.1 million to accredited investors.

6.	On September 28, 2015, Valeritas issued 2,614,767 shares of Series AB Preferred Stock for aggregate consideration of $3.3 million to accredited investors.

7.	On November 13, 2015, Valeritas issued 2,215,462 shares of Series AB Preferred Stock for aggregate consideration of $2.8 million to accredited investors.

8.	On December 24, 2015, Valeritas issued 2,009,631 shares of Series AB Preferred Stock for aggregate consideration of $2.5 million to accredited investors.

9.	On January 29, 2016, Valeritas issued 4,655,430 shares of Series AB Preferred Stock for aggregate consideration of $5.8 million to accredited investors.

10.	On January 29, 2016, Valeritas issued warrants to purchase 16,000,000 shares of our Series AB Preferred Stock with an exercise price of $1.25 per share to accredited investors.

11.	On February 29, 2016, Valeritas issued 4,300,000 shares of Series AB Preferred Stock for aggregate consideration of $5.4 million to accredited investors.

12.	On February 29, 2016, Valeritas issued warrants to purchase 928,838 shares of our Series AB Preferred Stock with an exercise price of $1.25 per share to accredited investors.

13.
On March 30, 2016, Valeritas issued 1,320,600 shares of Series AB Preferred Stock for aggregate consideration of $1.7 million resulting from the exercise of warrants at a price of $1.25 per share to accredited investors.

14.
On April 15, 2016, Valeritas issued 279,400 shares of Series AB Preferred Stock for aggregate consideration of $0.3 million resulting from the exercise of warrants at a price of $1.25 per share to accredited investors.

15.	On May 3, 2016, in connection with the 2016 Merger, we issued approximately 825,000 restricted shares of our common stock to the holders of shares of Valeritas’ Series AB Preferred Stock.

16.	On May 3, 2016, in connection with the 2016 Merger, we issued 50,600 shares of our common stock pursuant to the 2016 Plan as restricted stock awards to certain of our employees and consultants.

17.
On September 29, 2016, we issued 3,656 restricted shares of our common stock to The Del Mar Consulting Group Inc., a California corporation, or Del Mar, as partial consideration for services rendered to us.

18.
On September 29, 2016, we issued 2,437 restricted shares of our common stock to Alex Partners, LLC, a Washington limited liability corporation, or Alex Partners, as partial consideration for services rendered to us.

19.	On January 27, 2017, we issued 1,218 restricted shares of our common stock to Del Mar, as partial consideration for services rendered to us.

20.	On January 27, 2017, we issued 812 restricted shares of our common stock to Alex Partners, as partial consideration for services rendered to us.

21.	On March 22, 2017, we issued 2,500,000 and 250,000 shares of our Series A Convertible Preferred Stock to Capital Royalty Group and WCAS Capital Partners IV, LP, respectively.

22.	On June 7, 2017, we issued 18,000 restricted shares of our common stock to Del Mar, as partial consideration for services rendered to us.

23.	On June 7, 2017, we issued 12,000 restricted shares of our common stock to Alex Partners, as partial consideration for services rendered to us.

24.
On September 20, 2017, we entered into a purchase agreement with Aspire Capital Fund, LLC, or Aspire Capital. Pursuant to the terms of this agreement, we issued 125,000 shares of our common stock to Aspire Capital in consideration for entering into the agreement.

We claimed exemption from registration under the Securities Act for the sale and issuance of these securities by virtue of Section 4(a)(2) of the Securities Act and Rule 506 thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(a)(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the Registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

Stock Option Grants
From January 1, 2014 through June 19, 2014, Valeritas granted stock options to purchase an aggregate of 1,029,183 shares of its common stock at a weighted-average exercise price of $1.44 per share, to certain of its employees, directors and consultants in connection with services provided to us by such persons. Of these, no options to purchase shares of common stock were exercised.
In connection with the 2014 Reorganization, all of the outstanding options to purchase its common stock granted prior to June 19, 2014 were converted into options to purchase limited liability company units of Valeritas Holdings, LLC, or Holdings. Each common unit of Holdings represents an indirect interest in the 6,923,076 shares of our common stock held by Holdings. These shares of common stock were distributed to unitholders of Holdings upon the cancellation of Holdings and the liquidation of its assets in March 2016 in accordance with the liquidation preferences applicable to Holdings’ units. At such time, each option to purchase common units in Holdings was also canceled.
From June 19, 2014 through May 3, 2016, or the Closing Date, Valeritas granted options under the 2014 Plan to purchase an aggregate of 1,174,252 shares of its common stock at a weighted-average exercise price of $11.23 per share, to certain of its employees and directors in connection with services provided to it by such persons. At the time of the 2016 Merger, none of these options had been exercised. On the Closing Date, each outstanding option for Valeritas common stock was canceled.
From the Closing Date through the filing of this registration statement, we granted options to purchase an aggregate of 2,077,530 shares of our common stock at a weighted average exercise price of approximately $10.03 per share, to certain of our employees and directors in connection with services provided to us by such persons. None of these options have been exercised.
The issuances of stock options and the shares of common stock issuable upon the exercise of the options were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.
All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules.
Exhibits
See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

Item 17. Undertakings.
The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

b.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

c.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

4.
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of Title 17 of the Code of Federal Regulations), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

6.
The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

a.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of Title 17 of the Code of Federal Regulations);

b.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

c.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

d.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

7.
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Bridgewater, New Jersey, on April 13, 2018.

VALERITAS HOLDINGS INC.

By:	/s/ John E. Timberlake
Name: John E. Timberlake
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John E. Timberlake	Director, Chief Executive Officer and President (Principal Executive Officer)	April 13, 2018
John E. Timberlake

/s/ Erick Lucera	Chief Financial Officer (Principal Financial Officer)	April 13, 2018
Erick Lucera

*	Vice President, Corporate Controller and Treasurer (Principal Accounting Officer)	April 13, 2018
Mark Conley

*	Director	April 13, 2018
Katherine Crothall, Ph.D.

*	Director	April 13, 2018
Luke Düster

*	Director	April 13, 2018
Joe Mandato, D.M.

*	Director	April 13, 2018
Rodney Altman, M.D.

*	Director	April 13, 2018
Peter Devlin

*	Director	April 13, 2018
Brian K. Roberts

*By    /s/ John E. Timberlake
John E. Timberlake
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
2.1
Agreement and Plan of Merger and Reorganization, dated as of May 3, 2016, by and among the Registrant, Valeritas Acquisition Corp. and Valeritas, Inc. (Incorporated by reference, Exhibit 2.1 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 3, 2016).

3.1	Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by reference, Exhibit 3.2 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 3, 2016).
3.2
Certificate of Merger of Valeritas Acquisition Corp. with and into Valeritas, Inc., filed May 3, 2016. (Incorporated by reference, Exhibit 3.3 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 3, 2016).

3.3	Amended and Restated Bylaws of the Registrant (Incorporated by reference, Exhibit 3.4 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 3, 2016).
3.4
Form of Certificate of Designation of Series A Convertible Preferred Stock of Valeritas Holdings, Inc. (Incorporated by reference, Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed February 21, 2017).

3.5
Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by reference, Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed March 13, 2017).

3.6
Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by reference, Exhibit 3.2 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed March 13, 2017).

4.1
Registration Rights Agreement, dated as of January 7, 2018, by and between the Registrant and Aspire Capital (Incorporated by reference, Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 001-38038), filed January 8, 2018).

5.1*	Opinion of Morgan, Lewis & Bockius LLP.
10.1
Split-Off Agreement, dated as of May 3, 2016, by and among the Registrant, CYGM Operating Corp. and Leisa Swanson (Incorporated by reference, Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016).

10.2
General Release Agreement, dated as of May 3, 2016, by and among the Registrant, CYGM Operating Corp. and Leisa Swanson (Incorporated by reference, Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016).

10.3
Form of Lock-Up and No Short Selling Agreement between the Registrant and the officers, directors and shareholders party thereto (Incorporated by reference, Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016).

10.4	Form of Lock-Up and No Short Selling Agreement for 80% of shares held prior to the 2016 Merger, by and between the Registrant and certain shareholders.
10.5
Form of Subscription Agreement between the Registrant and the investors party thereto (Incorporated by reference, Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016).

10.6	Form of Placement Agent Warrant for common stock of the Registrant (Incorporated by reference, Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 3, 2016).
10.7	Form of Registration Rights Agreement (Incorporated by reference, Exhibit 10.6 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016)
10.8†	The Registrant’s 2016 Equity Incentive Plan (Incorporated by reference, Exhibit 10.7 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016).
10.8.1†	Amendment to the Registrant’s 2016 Equity Incentive Plan.
10.9†	Form of Stock Option Agreement under 2016 Equity Incentive Plan (Incorporated by reference, Exhibit 10.8 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016).
10.10
Term Loan Agreement, dated May 24, 2013, by and between Valeritas, Inc., Capital Royalty Partners II L.P., Capital Royalty Partners II-Parallel Fund “A” L.P. and Parallel Investment Opportunities Partners II L.P., as lenders, and the guarantors party thereto (Incorporated by reference, Exhibit 10.9 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016).

10.11
Amended and Restated Term Loan Agreement, dated August 5, 2014, among Valeritas, Inc., as borrower, Capital Royalty Partners II L.P., Capital Royalty Partners II-Parallel Fund “A” L.P. and Parallel Investment Opportunities Partners II L.P., as lenders, and the guarantors party thereto (Incorporated by reference, Exhibit 10.10 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016).

10.12
Second Amended and Restated Term Loan Agreement, dated as of May 3, 2016, by and between Valeritas, Inc., a borrower, Valeritas Holdings, Inc., as Guarantor, Capital Royalty Partners II L.P., Capital Royalty Partners II-Parallel Fund “A” L.P., Parallel Investment Opportunities Partners II L.P., Capital Royalty Partners II-Parallel Fund “B” (Cayman) L.P., Capital Royalty Partners II (Cayman) L.P., as lenders, and the guarantors party thereto (Incorporated by reference, Exhibit 10.11 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016).

10.13
Joinder Agreement to Second Amended and Restated Term Loan Agreement, dated as of May 3, 2016, in favor of Capital Royalty Partners II L.P., Capital Royalty Partners II-Parallel Fund “A” L.P., Parallel Investment Opportunities Partners II L.P., Capital Royalty Partners II (Cayman) L.P., and Capital Royalty Partners II-Parallel Fund “B” (Cayman) L.P., as the Secured Parties, and Capital Royalty Partners II L.P., as Control Agent (Incorporated by reference, Exhibit 10.12 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016).

10.14
Limited Forbearance Agreement, dated May 18, 2015, by and between the Valeritas, Inc., Valeritas Holdings, LLC, Valeritas Security Corporation, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II- Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P. and Capital Royalty Partners II-Parallel Fund “B” (Cayman) L.P. (Incorporated by reference, Exhibit 10.13 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016).

10.15
Amendment No. 1 to Limited Forbearance Agreement, dated September 28, 2015, by and among Valeritas, Inc., Valeritas Holdings, LLC, Valeritas Security Corporation, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II-Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P. and Capital Royalty Partners II-Parallel Fund “B” (Cayman) L.P. (Incorporated by reference, Exhibit 10.14 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016).

10.16
Amendment No. 2 to Limited Forbearance Agreement, dated November 13, 2015, by and among Valeritas, Inc., Valeritas Holdings, LLC, Valeritas Security Corporation, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II-Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P. and Capital Royalty Partners II-Parallel Fund “B” (Cayman) L.P. (Incorporated by reference, Exhibit 10.15 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016).

10.17
Amendment No. 3 to Limited Forbearance Agreement, dated December 21, 2015, by and among Valeritas, Inc., Valeritas Holdings, LLC, Valeritas Security Corporation, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II-Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P. and Capital Royalty Partners II-Parallel Fund “B” (Cayman) L.P. (Incorporated by reference, Exhibit 10.16 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016).

10.18
Amendment No. 4 to Limited Forbearance Agreement, dated January 29, 2016, by and among Valeritas, Inc., Valeritas Holdings, LLC, Valeritas Security Corporation, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II-Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P. and Capital Royalty Partners II-Parallel Fund “B” (Cayman) L.P. (Incorporated by reference, Exhibit 10.17 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016).

10.19
Amendment No. 5 to Limited Forbearance Agreement, dated March 25, 2016, by and among Valeritas, Inc., Valeritas Security Corporation, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II-Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P. and Capital Royalty Partners II-Parallel Fund “B” (Cayman) L.P. (Incorporated by reference, Exhibit 10.18 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016).

10.20
Amendment No. 6 to Limited Forbearance Agreement, dated April 30, 2016, by and among Valeritas, Inc. and Valeritas Security Corporation, as Guarantor and the undersigned Lenders. (Incorporated by reference, Exhibit 10.19 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016).

10.21
Termination of Forbearance Agreement, dated May 3, 2016, by and among Valeritas, Inc., Valeritas Security Corporation, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II-Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P. and Capital Royalty Partners II-Parallel Fund “B” (Cayman) L.P. (Incorporated by reference, Exhibit 10.20 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016).

10.22
Lease, dated October 20, 2009, by and between Valeritas, Inc. and BTCT Associates, L.L.C., as amended on January 17, 2013, in respect of the building located at 750 Route 202, Bridgewater, New Jersey 08807 (Incorporated by reference, Exhibit 10.21 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016).

10.23
Lease, dated December 22, 2006, by and among Valeritas, LLC, The Taming of the Shrewsbury, LLC, O’Neill Partners, LLC and Chanski, LLC, as amended on April 24, 2009, in respect of the building located at 800 Boston Turnpike, Shrewsbury, Massachusetts 01545 (Incorporated by reference, Exhibit 10.22 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016).

10.24
Promissory Note, dated September 8, 2011, issued by Valeritas, Inc. to WCAS Capital Partners IV, L.P., in the original principal amount of $5,000,000, by Amendment No. 1 to Note, dated May 24, 2013. (Incorporated by reference, Exhibit 10.23 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016).

10.25
Amendment No. 1 to Note, dated May 24, 2013, by and between WCAS Capital Partners IV, LP and Valeritas, Inc. (Incorporated by reference, Exhibit 10.25 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016)

10.26
Amended and Restated Note, dated May 3, 2016, by and between WCAS Capital Partners IV, LP and Valeritas, Inc. (Incorporated by reference, Exhibit 10.26 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016)

10.27†
Employment Agreement, dated May 3, 2016, by and between Valeritas, Inc. and John E. Timberlake. (Incorporated by reference, Exhibit 10.27 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016)

10.28†
Employment Agreement, dated December 20, 2016, by and between Valeritas, Inc. and Matthew Nguyen (Incorporated by reference, Exhibit 10.28 to the Registrant’s Annual Report on Form 10-K (File No. 333-198807), filed February 21, 2017).

10.29†
Employment Agreement, dated March 4, 2015, by and between Valeritas, Inc. and Geoffrey Jenkins (Incorporated by reference, Exhibit 10.26 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016).

10.30†
Employment Agreement, dated February 19, 2016, by and between Valeritas, Inc. and Mark Conley (Incorporated by reference, Exhibit 10.27 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed May 9, 2016).

10.31†
Employment Agreement, dated August 29, 2016, by and between Valeritas, Inc. and Erick J. Lucera Employment Agreement, dated December 20, 2016, by and between Valeritas, Inc. and Matthew Nguyen (Incorporated by reference, Exhibit 10.31 to the Registrant’s Annual Report on Form 10-K (File No. 333-198807), filed February 21, 2017).

10.32†
Separation and Consulting Services Agreement, dated February 21, 2016, by and between Valeritas, Inc. and Kristine Peterson. (Incorporated by reference, Exhibit 10.32 to the Registrant’s Annual Report on Form 10-K (File No. 333-198807), filed February 21, 2017).

10.33†	Valeritas Holdings, Inc. Employee Stock Purchase Plan (Incorporated by reference, Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-38038), filed June 9, 2017).
10.34†	Form of Indemnification Agreement. (Incorporated by reference, Exhibit 10.33 to the Registrant’s Annual Report on Form 10-K (File No. 333-198807), filed February 21, 2017).
10.35
Series A Preferred Stock Purchase Agreement, dated as of February 14, 2017, by and among the Registrant, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II-Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II-Parallel Fund “B” (Cayman) L.P. and WCAS Capital Partners IV, LP (Incorporated by reference, Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed February 21, 2017).

10.36
Registration Rights Agreement, dated as of February 14, 2017, by and among the Registrant, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II-Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II-Parallel Fund “B” (Cayman) L.P. and WCAS Capital Partners IV, LP (Incorporated by reference, Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed February 21, 2017).

10.37
Amendment No. 1 to Second Amended and Restated Term Loan Agreement, dated as of February 9, 2017, by and among the Company, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II-Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II-Parallel Fund “B” (Cayman) L.P. and WCAS Capital Partners IV, LP (Incorporated by reference, Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 333-198807), filed February 21, 2017).

10.38
Office Lease Agreement dated as of May 10, 2017, by and among the Company and RFP Lincoln 293, LLC (Incorporated by reference, Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-38038), filed May 12, 2017).

10.39
Common Stock Purchase Agreement, dated as of January 7, 2018, by and between the Registrant and Aspire Capital (Incorporated by reference, Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-38038), filed January 8, 2018).

10.40
Amendment to 2016 Equity Incentive Plan, dated as of December 5, 2017. (Incorporated by reference, Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-38038), filed December 7, 2017).

10.41	Employment Agreement, dated January 8, 2018, by and between Valeritas, Inc. and Joseph Saldanha.
21.1	Subsidiaries of the Registrant Incorporated by reference, Exhibit 21.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-22454), filed January 8, 2018).
23.1*	Consent of Friedman LLP.

23.2*	Consent of Morgan, Lewis & Bockius LLP (contained in Exhibit 5.1).
24.1	Power of Attorney (contained on signature page hereto).

* Filed herewith.
† Management contract or compensatory plan or arrangement.